Exhibit 99.1

Barclays PLC

This document includes portions from the previously published Results Announcement of Barclays PLC relating to the three months ended 31 March 2017, as amended in part to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards (IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

An audit opinion has not been rendered in respect of this document.

Barclays PLC and Barclays Bank PLC

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2017 to the corresponding three months of 2016 and balance sheet analysis as at 31 March 2017 with comparatives relating to 31 December 2016 and 31 March 2016. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/results.

The information in this announcement, which was approved by the Board of Directors on 27 April 2017, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2016, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the section Non-IFRS performance measures below, the Results glossary of non-IFRS performance measures on page 28 and the glossary of terms on pages 35 to 54.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 28 to 31 for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Barclays PLC and Barclays Bank PLC

Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:

– Average allocated equity represents the average shareholders’ equity that is allocated to Barclays Core, and to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on page v;

– Average allocated tangible equity is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. Period end allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The comparable IFRS measure is average equity. A reconciliation is provided on page v;

– Average tangible equity is calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. Period end tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The average tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year. The comparable IFRS measure is average equity. A reconciliation is provided on page v;

– Barclays Core results are considered to be non-IFRS because Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8; “Operating Segments”: Barclays UK, Barclays International and Head Office. A reconciliation is provided on pages i to iv;

– Core basic earnings per share contribution represents basic earnings per share calculated for Barclays Core. Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8, “Operating Segments”: Barclays UK, Barclays International and Head Office. The comparable IFRS measure is basic earnings per share. A reconciliation is provided on page 31;

– Core cost: income ratio represents cost: income ratio calculated for Barclays Core. Barclays Core represents the sum of three Operating Segments, each of which is prepared in accordance with IFRS 8, “Operating Segments”: Barclays UK, Barclays International and Head Office. The comparable IFRS measure is cost: income ratio, which is calculated as operating expenses divided by total income. A reconciliation is provided on pages i to iv;

– Operating expenses excluding conduct and litigation charges represents operating expenses excluding the impact of provisions for UK customer redress, and provisions for ongoing investigations and litigation including Foreign Exchange. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages i to iv;

– Operating expenses excluding UK Bank Levy and conduct and litigation charges represents operating expenses excluding the impact of UK Bank Levy, provisions for UK customer redress, and provisions for ongoing investigations and litigation including Foreign Exchange. The comparable IFRS measure is operating expenses. A reconciliation to IFRS is provided on pages i and iii;

– Return on average allocated equity represents the return on shareholders’ equity that is allocated to Barclays Core, and to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page vi;

– Return on average allocated tangible equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages v and vi;

– Return on average tangible shareholders’ equity is calculated as the annualised statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average tangible shareholders’ equity. The comparable IFRS measure is return on equity. A reconciliation is provided on pages v and vi;

– Tangible net asset value per share is calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 31; and

– Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 22 for a reconciliation of this measure to CRD IV CET1 ratio.

Barclays PLC and Barclays Bank PLC

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group’s future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, structural reform, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, sell down of the Group’s interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implications of the exercise by the United Kingdom of Article 50 of the Treaty of Lisbon and the disruption that may result in the UK and globally from the withdrawal of the United Kingdom from the European Union; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our annual report on Form 20-F for the fiscal year ended 31 December 2016), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC and Barclays Bank PLC

Barclays Group results	Q117
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,841	4,138	(82)	5,897	(74)	5,823
Credit impairment charges and other provisions	(178)	(346)	-	(524)	(3)	(527)
Net operating income/(expenses)	1,663	3,792	(82)	5,373	(77)	5,296
Operating expenses excluding litigation and conduct	(959)	(2,435)	(49)	(3,443)	(148)	(3,591)
Litigation and conduct	4	(13)	(10)	(19)	(9)	(28)
Operating expenses[1]	(955)	(2,448)	(59)	(3,462)	(157)	(3,619)
Other net income/(expenses)	-	12	-	12	(7)	5
Profit/(loss) before tax	708	1,356	(141)	1,923	(241)	1,682
Attributable profit/(loss)[2]	470	837	(123)	1,184	(193)	190

Cost: income ratio[1]	52%	59%		59%		62%
Risk weighted assets (£bn)[2]	66.3	214.3	52.9	333.5	27.4	360.9

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results	Q416
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,828	3,592	(9)	5,411	(419)	4,992
Credit impairment charges and other provisions	(180)	(426)	-	(606)	(47)	(653)
Net operating income/(expenses)	1,648	3,166	(9)	4,805	(466)	4,339
Operating expenses excluding UK Bank Levy and litigation and conduct	(989)	(2,497)	15	(3,471)	(341)	(3,812)
UK Bank Levy	(48)	(284)	(2)	(334)	(76)	(410)
Litigation and conduct	(28)	(17)	(1)	(46)	(51)	(97)
Operating expenses[1]	(1,065)	(2,798)	12	(3,851)	(468)	(4,319)
Other net income/(expenses)	-	5	159	164	146	310
Profit/(loss) before tax	583	373	162	1,118	(788)	330
Attributable profit/(loss)[2]	383	43	223	649	(498)	99

Cost: income ratio[1]	58%	78%		71%		87%
Risk weighted assets (£bn)[2]	67.5	212.7	53.3	333.5	32.1	365.6

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays PLC and Barclays Bank PLC	i

Barclays Group results	Q316
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,943	3,851	(189)	5,605	(159)	5,446
Credit impairment charges and other provisions	(350)	(420)	1	(769)	(20)	(789)
Net operating income/(expenses)	1,593	3,431	(188)	4,836	(179)	4,657
Operating expenses excluding litigation and conduct	(904)	(2,337)	(29)	(3,270)	(311)	(3,581)
Litigation and conduct	(614)	(17)	(8)	(639)	(102)	(741)
Operating expenses[1]	(1,518)	(2,354)	(37)	(3,909)	(413)	(4,322)
Other net income/(expenses)	-	8	(4)	4	498	502
Profit/(loss) before tax	75	1,085	(229)	931	(94)	837
Attributable profit/(loss)[2]	(163)	623	(203)	257	72	414

Cost: income ratio[1]	78%	61%		70%		79%
Risk weighted assets (£bn)[2]	67.4	214.6	47.5	329.5	43.9	373.4

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results	Q216
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,943	4,039	334	6,316	(344)	5,972
Credit impairment charges and other provisions	(220)	(240)	(2)	(462)	(26)	(488)
Net operating income/(expenses)	1,723	3,799	332	5,854	(370)	5,484
Operating expenses excluding litigation and conduct	(947)	(2,074)	(36)	(3,057)	(368)	(3,425)
Litigation and conduct	(399)	(10)	(11)	(420)	(27)	(447)
Operating expenses[1]	(1,346)	(2,084)	(47)	(3,477)	(395)	(3,872)
Other net income/(expenses)	(1)	11	(28)	(18)	(324)	(342)
Profit/(loss) before tax	376	1,726	257	2,359	(1,089)	1,270
Attributable profit/(loss)[2]	141	1,171	182	1,494	(887)	677

Cost: income ratio[1]	69%	52%		55%		65%
Risk weighted assets (£bn)[2]	67.1	209.3	43.2	319.6	46.7	366.3

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays PLC and Barclays Bank PLC	ii

Barclays Group results	Q116
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,803	3,513	(33)	5,283	(242)	5,041
Credit impairment charges and other provisions	(146)	(269)	1	(414)	(29)	(443)
Net operating income/(expenses)	1,657	3,244	(32)	4,869	(271)	4,598
Operating expenses excluding litigation and conduct	(952)	(2,221)	(85)	(3,258)	(489)	(3,747)
Litigation and conduct	(1)	(4)	(7)	(12)	(66)	(78)
Operating expenses[1]	(953)	(2,225)	(92)	(3,270)	(555)	(3,825)
Other net income/(expenses)	-	8	1	9	11	20
Profit/(loss) before tax	704	1,027	(123)	1,608	(815)	793
Attributable profit/(loss)[2]	467	575	(92)	950	(603)	433

Cost: income ratio[1]	53%	63%		62%		76%
Risk weighted assets (£bn)[2]	69.7	202.2	40.3	312.2	50.9	363.0

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results	Q415
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,834	2,968	(285)	4,516	(68)	4,448
Credit impairment charges and other provisions	(219)	(303)	-	(522)	(32)	(554)
Net operating income/(expenses)	1,615	2,665	(285)	3,994	(100)	3,894
Operating expenses excluding UK Bank Levy and litigation and conduct	(920)	(2,007)	(64)	(2,992)	(555)	(3,547)
UK Bank Levy	(77)	(253)	(8)	(338)	(88)	(426)
Litigation and conduct	(1,466)	(151)	(17)	(1,634)	(89)	(1,722)
Operating expenses[1]	(2,463)	(2,411)	(89)	(4,964)	(732)	(5,695)
Other net income/(expenses)	1	8	(14)	(5)	(268)	(274)
Profit/(loss) before tax	(847)	262	(388)	(975)	(1,100)	(2,075)
Attributable profit/(loss)[2]	(1,078)	(24)	(140)	(1,240)	(1,208)	(2,422)

Cost: income ratio[1]	134%	81%		110%		128%
Risk weighted assets (£bn)[2]	69.5	194.8	39.7	304.1	54.3	358.4

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays PLC and Barclays Bank PLC	iii

Barclays Group results	Q315
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,874	3,223	169	5,265	215	5,481
Credit impairment charges and other provisions	(154)	(235)	1	(388)	(41)	(429)
Net operating income/(expenses)	1,720	2,988	170	4,877	174	5,052
Operating expenses excluding litigation and conduct	(925)	(2,059)	(110)	(3,094)	(458)	(3,552)
Litigation and conduct	(76)	(302)	(42)	(419)	(279)	(699)
Operating expenses[1]	(1,001)	(2,361)	(152)	(3,513)	(737)	(4,251)
Other net income/(expenses)	1	9	2	13	(195)	(182)
Profit/(loss) before tax	720	636	20	1,377	(758)	619
Attributable profit/(loss)[2]	541	422	(1)	961	(628)	417

Cost: income ratio[1]	53%	73%		67%		78%
Risk weighted assets (£bn)[2]	71.0	204.0	41.3	316.3	65.6	381.9

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays Group results	Q215
reconciliation	Barclays UK	Barclays International	Head Office	Barclays Core	Barclays Non-Core	Barclays Group
	£m	£m	£m	£m	£m	£m
Total income[1]	1,804	4,102	312	6,219	243	6,461
Credit impairment charges and other provisions	(166)	(206)	(1)	(373)	(20)	(393)
Net operating income/(expenses)	1,638	3,896	311	5,846	223	6,068
Operating expenses excluding litigation and conduct	(970)	(2,027)	(64)	(3,061)	(496)	(3,557)
Litigation and conduct	(801)	(12)	(6)	(819)	(108)	(927)
Operating expenses[1]	(1,771)	(2,039)	(70)	(3,880)	(604)	(4,484)
Other net income/(expenses)	1	13	1	14	(54)	(39)
Profit/(loss) before tax	(132)	1,870	242	1,980	(435)	1,545
Attributable profit/(loss)[2]	(174)	1,376	180	1,381	(324)	1,146

Cost: income ratio[1]	98%	50%		62%		69%
Risk weighted assets (£bn)[2]	71.7	195.4	41.0	308.1	68.6	376.7

1	Cost: income ratio is calculated by dividing Operating expenses by Total income.
2	Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

Barclays PLC and Barclays Bank PLC	iv

Average allocated equity[1]	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	13.6	13.2	13.3	13.5	13.8	13.7	13.8	13.8
Corporate and Investment Bank	24.8	24.0	23.3	22.7	22.9	23.0	22.8	22.9
Consumer, Cards and Payments	5.7	5.5	5.1	4.7	4.6	4.1	4.1	4.0
Barclays International	30.5	29.5	28.4	27.4	27.5	27.1	26.9	26.9
Head Office[2]	9.2	8.8	8.8	8.0	6.2	5.2	4.7	3.2
Barclays Core	53.3	51.5	50.5	48.9	47.5	46.0	45.4	43.9
Barclays Non-Core	5.2	6.5	7.7	8.0	9.2	10.0	10.4	11.6
Barclays Group	58.5	58.0	58.2	56.9	56.7	56.0	55.8	55.5

Effect of goodwill and intangibles	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	(4.7)	(4.6)	(4.5)	(4.5)	(4.5)	(4.5)	(4.4)	(4.4)
Corporate and Investment Bank	(1.3)	(1.4)	(1.4)	(1.4)	(1.3)	(1.3)	(1.2)	(1.2)
Consumer, Cards and Payments	(1.5)	(1.5)	(1.4)	(1.2)	(1.1)	(0.9)	(1.0)	(1.0)
Barclays International	(2.8)	(2.9)	(2.8)	(2.6)	(2.4)	(2.2)	(2.2)	(2.2)
Head Office[2]	(1.6)	(1.6)	(1.5)	(1.3)	(1.3)	(1.2)	(1.3)	(1.4)
Barclays Core	(9.1)	(9.1)	(8.8)	(8.4)	(8.2)	(7.9)	(7.9)	(8.0)
Barclays Non-Core	-	-	-	(0.1)	(0.2)	(0.3)	(0.3)	(0.3)
Barclays Group	(9.1)	(9.1)	(8.8)	(8.5)	(8.4)	(8.2)	(8.2)	(8.3)

Average allocated tangible equity[3]	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	8.9	8.6	8.7	9.0	9.3	9.2	9.3	9.4
Corporate and Investment Bank	23.5	22.6	21.9	21.3	21.6	21.8	21.7	21.7
Consumer, Cards and Payments	4.2	4.0	3.7	3.5	3.4	3.2	3.1	3.0
Barclays International	27.7	26.6	25.7	24.8	25.1	24.9	24.7	24.7
Head Office[2]	7.6	7.2	7.4	6.6	5.0	3.9	3.4	1.8
Barclays Core	44.2	42.4	41.8	40.4	39.3	38.1	37.5	35.9
Barclays Non-Core	5.2	6.5	7.6	7.9	9.0	9.7	10.2	11.3
Barclays Group	49.4	48.9	49.4	48.3	48.3	47.8	47.6	47.2

1	This table shows the allocation of Group average equity across IFRS and non-IFRS reporting segments.
2	Includes the Africa Banking discontinued operation.
3	This table shows average tangible equity for the Group and average allocated tangible equity for the IFRS and non-IFRS reporting segments.

Barclays PLC and Barclays Bank PLC	v

Profit/(loss) attributable to ordinary equity holders of the parent	Q117 £m	Q416 £m	Q316 £m	Q216 £m	Q116 £m	Q415 £m	Q315 £m	Q215 £m
Barclays UK	479	390	(156)	149	473	(1,075)	546	(171)
Corporate and Investment Bank	483	(66)	505	509	394	(135)	242	1,214
Consumer, Cards and Payments	381	132	138	681	202	122	190	174
Barclays International	864	66	643	1,190	596	(13)	432	1,388
Head Office	(126)	227	(203)	180	(94)	(133)	(4)	176
Barclays Core	1,217	683	284	1,519	975	(1,221)	974	1,393
Barclays Non-Core	(188)	(493)	76	(883)	(599)	(1,203)	(626)	(320)
Africa Banking discontinued operation	(801)	(52)	85	70	86	25	85	88
Barclays Group	228	138	445	706	462	(2,399)	433	1,161

Average allocated equity[1]	Q117 £bn	Q416 £bn	Q316 £bn	Q216 £bn	Q116 £bn	Q415 £m	Q315 £m	Q215 £m
Barclays UK	13.6	13.2	13.3	13.5	13.8	13.7	13.8	13.8
Corporate and Investment Bank	24.8	24.0	23.3	22.7	22.9	23.0	22.8	22.9
Consumer, Cards and Payments	5.7	5.5	5.1	4.7	4.6	4.1	4.1	4.0
Barclays International	30.5	29.5	28.4	27.4	27.5	27.1	26.9	26.9
Head Office[2]	9.2	8.8	8.8	8.0	6.2	5.2	4.7	3.2
Barclays Core	53.3	51.5	50.5	48.9	47.5	46.0	45.4	43.9
Barclays Non-Core	5.2	6.5	7.7	8.0	9.2	10.0	10.4	11.6
Barclays Group	58.5	58.0	58.2	56.9	56.7	56.0	55.8	55.5

Return on average allocated equity[3]	Q117%	Q416%	Q316%	Q216%	Q116%	Q415%	Q315%	Q215%
Barclays UK	14.1%	11.8%	(4.7%)	4.4%	13.8%	(31.3%)	15.8%	(5.0%)
Corporate and Investment Bank	7.8%	(1.1%)	8.7%	9.0%	6.9%	(2.4%)	4.2%	21.2%
Consumer, Cards and Payments	26.6%	9.6%	10.8%	57.6%	17.7%	11.8%	18.8%	17.4%
Barclays International	11.3%	0.9%	9.0%	17.4%	8.7%	(0.2%)	6.4%	20.6%
Barclays Core[4]	9.1%	5.3%	2.2%	12.4%	8.2%	(10.6%)	8.6%	12.7%
Barclays Group	1.6%	1.0%	3.1%	5.0%	3.3%	(17.1%)	3.1%	8.4%

1	This table shows the average shareholders’ equity for the Group and average allocated equity for the IFRS and non-IFRS reporting segments. Average shareholders’ equity is calculated as the average of the previous month’s period end equity and the current month’s period end equity. The average shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year.
2	Includes the Africa Banking discontinued operation.
3	This table shows return on shareholders’ equity for the Group and return on average allocated equity for the IFRS and non-IFRS reporting segments.
4	Includes Head Office.

Barclays PLC and Barclays Bank PLC	vi

Performance Highlights

Barclays Group results
for the three months ended	31.03.17	31.03.16
	£m	£m	% Change
Total income	5,823	5,041	16
Credit impairment charges and other provisions	(527)	(443)	(19)
Net operating income	5,296	4,598	15
Operating expenses excluding litigation and conduct	(3,591)	(3,747)	4
Litigation and conduct	(28)	(78)	64
Operating expenses	(3,619)	(3,825)	5
Other net income	5	20	(75)
Profit before tax	1,682	793
Tax charge	(473)	(248)	(91)
Profit after tax in respect of continuing operations	1,209	545
(Loss)/profit after tax in respect of discontinued operation[1]	(658)	166
Non-controlling interests in respect of continuing operations	(79)	(94)	16
Non-controlling interests in respect of discontinued operation[1]	(143)	(80)	(79)
Other equity holders[2]	(139)	(104)	(34)
Attributable profit	190	433	(56)

Performance measures
Return on average shareholders’ equity[2]	1.6%	3.3%
Return on average tangible shareholders’ equity[2]	1.8%	3.8%
Average shareholders’ equity (£bn)	59	57
Average tangible shareholders’ equity (£bn)	49	48
Cost: income ratio	62%	76%
Loan loss rate (bps)	47	40

Basic earnings per share[2]	1.3p	2.7p
Basic earnings per share in respect of continuing operations[2]	6.1p	2.2p

Balance sheet and capital management	As at 31.03.17	As at 31.12.16	As at 31.03.16
Net asset value per share	341p	344p	337p
Tangible net asset value per share	292p	290p	286p
Common equity tier 1 ratio	12.5%	12.4%	11.3%
Common equity tier 1 capital	£44.9bn	£45.2bn	£40.9bn
Risk weighted assets	£361bn	£366bn	£363bn
UK leverage ratio (quarterly month end average)[3]	4.6%	4.5%	n/a
Fully loaded tier 1 capital (quarterly month end average)[3]	£52.3bn	£51.6bn	n/a
UK leverage exposure (quarterly month end average)[3]	£1,130bn	£1,137bn	n/a

Funding and liquidity
Group liquidity pool	£185bn	£165bn	£132bn
CRD IV liquidity coverage ratio	140%	131%	129%
Loan: deposit ratio[4]	82%	83%	84%

1

Refer to page 15 for further information relating to the Africa Banking discontinued operation. Loss after tax in respect of discontinued operation includes impairment of Barclays’ holding in BAGL allocated to acquisition goodwill of £884m.

2

The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

3

The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally, the average exposure measure excludes qualifying central bank claims.

4	Loan: deposit ratio for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses.

Barclays PLC and Barclays Bank PLC	1

Performance Highlights

Barclays Core and Non-Core	Barclays Core			Barclays Non-Core
results for the three months ended	31.03.17	31.03.16		31.03.17	31.03.16
	£m	£m	% Change	£m	£m	% Change
Total income	5,897	5,283	12	(74)	(242)	69
Credit impairment charges and other provisions	(524)	(414)	(27)	(3)	(29)	90
Net operating income/(expenses)	5,373	4,869	10	(77)	(271)	72
Operating expenses excluding litigation and conduct	(3,443)	(3,258)	(6)	(148)	(489)	70
Litigation and conduct	(19)	(12)	(58)	(9)	(66)	86
Operating expenses	(3,462)	(3,270)	(6)	(157)	(555)	72
Other net income/(expenses)	12	9	33	(7)	11
Profit/(loss) before tax	1,923	1,608	20	(241)	(815)	70
Tax (charge)/credit	(548)	(485)	(13)	75	237	(68)
Profit/(loss) after tax	1,375	1,123	22	(166)	(578)	71
Non-controlling interests	(70)	(84)	17	(9)	(10)	10
Other equity holders	(121)	(89)	(36)	(18)	(15)	(20)
Attributable profit/(loss)[1]	1,184	950	25	(193)	(603)	68

Performance measures
Return on average allocated equity	9.1%	8.2%
Return on average allocated tangible equity	11.0%	9.9%
Average allocated equity (£bn)[1]	53	48
Average allocated tangible equity (£bn)[1]	44	39		5	9
Cost: income ratio	59%	62%		n/m	n/m
Loan loss rate (bps)	53	42		2	21
Basic earnings/(loss) per share contribution	7.2p	5.8p		(1.1p)	(3.6p)

Capital management	As at 31.03.17	As at 31.12.16	As at 31.03.16	As at 31.03.17	As at 31.12.16	As at 31.03.16
Risk weighted assets[1]	£334bn	£334bn	£312bn	£27bn	£32bn	£51bn
UK leverage exposure (quarterly month end average)[1]	£1,035bn	£1,026bn	n/a	£95bn	£111bn	n/a

1

Attributable profit in respect of the Africa Banking discontinued operation is reported at the Group level only. Allocated tangible equity, RWAs and leverage exposure are reported in Head Office within Core.

	Three months ended 31.03.17	Three months ended 31.03.16
Income by business	£m	£m	% Change
Barclays UK	1,841	1,803	2
Barclays International	4,138	3,513	18
Head Office	(82)	(33)
Barclays Core	5,897	5,283	12
Barclays Non-Core	(74)	(242)	69
Barclays Group	5,823	5,041	16

Profit/(loss) before tax by business
Barclays UK	708	704	1
Barclays International	1,356	1,027	32
Head Office	(141)	(123)	(15)
Barclays Core	1,923	1,608	20
Barclays Non-Core	(241)	(815)	70
Barclays Group	1,682	793

Barclays PLC and Barclays Bank PLC	2

Group Performance Review

Group performance

●

Profit before tax more than doubled to £1,682m (Q116: £793m), with increased income and a reduction in operating expenses delivering an improved cost: income ratio of 62% (Q116: 76%). The appreciation of average USD and EUR against GBP of 14% and 11% respectively positively impacted income and adversely affected impairment and operating expenses

●

The Group performance reflected strong Core results, in which profit before tax increased 20% to £1,923m, and a materially reduced drag from the Non-Core, which reported a loss before tax of £241m (Q116: £815m)

●	Total income increased 16% to £5,823m, driven by a 12% increase in income in the Core, predominantly in Barclays International, and a 69% reduction in Non-Core negative income to £74m

●

Credit impairment charges increased 19% to £527m, driven by a £121m increase in Consumer, Cards and Payments mainly reflecting a change in portfolio mix in US Cards and business growth. As a result, the Group loan loss rate increased to 47bps (Q116: 40bps)

●

Operating expenses reduced 5% to £3,619m due to a 72% reduction in Non-Core operating expenses to £157m. Operating expenses in the Core increased 6% to £3,462m as the change in compensation awards introduced in Q416 and business growth more than offset cost efficiencies

●	Loss after tax in respect of the Africa Banking discontinued operation of £658m (Q116: profit of £166m) reflected an £884m impairment of Barclays’ holding in BAGL allocated to acquisition goodwill

●

Return on shareholders’ equity was 1.6% (Q116: 3.3%). Return on average tangible shareholders’ equity of 1.8% (Q116: 3.8%) included a 7.2% impact from the impairment of Barclays’ holding in BAGL allocated to acquisition goodwill, while basic earnings per share was 1.3p (Q116: 2.7p). Basic earnings per share in respect of continuing operations was 6.1p (Q116: 2.2p)

Core performance

●

The Core business generated a return on average allocated equity of 9.1% (Q116: 8.2%) and a double digit RoTE of 11.0% (Q116: 9.9%), on a £5bn higher average tangible equity base of £44bn, reflecting Core earnings generation and capital reallocated from Non-Core

●

Profit before tax increased 20% to £1,923m representing 32% profit growth in Barclays International, including the benefit of the appreciation of average USD and EUR against GBP, and solid performance in Barclays UK

●

Total income increased 12% to £5,897m, as Barclays UK income increased 2% to £1,841m and Barclays International income increased 18% to £4,138m, with growth across both the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments

●

Credit impairment charges increased 27% to £524m resulting in an 11bps increase in the loan loss rate to 53bps, driven by increased impairment in Consumer, Cards and Payments mainly reflecting a change in portfolio mix in US cards and business growth, and an increase in Barclays UK

●

Operating expenses increased 6% to £3,462m as the impact of the change in compensation awards introduced in Q416 and balance growth in Consumer, Cards and Payments were partially offset by cost efficiencies. Positive cost: income jaws delivered an improved cost: income ratio of 59% (Q116: 62%)

Barclays PLC and Barclays Bank PLC	3

Group Performance Review

Barclays UK

●

Return on average allocated equity was 14.1% (Q116: 13.8%). RoTE increased to 21.6% (Q116: 20.5%) with profit before tax broadly in line at £708m (Q116: £704m). The cost: income ratio improved to 52% (Q116: 53%)

●

Total income increased 2% to £1,841m driven by a 1% increase in net interest income to £1,511m as deposit growth and pricing initiatives more than offset headwinds from the UK base rate cut in 2016 and asset margin pressure, as well as reflecting a valuation gain on Barclays’ preference shares in Visa Inc. of £24m. The net interest margin increased 7bps to 3.69%

–

Personal Banking income increased 3% to £944m driven by improved deposit margins, balance growth and the valuation gain on Barclays’ preference shares in Visa Inc., partially offset by headwinds from the UK base rate cut in 2016 and asset margin pressure

–	Barclaycard Consumer UK income increased 1% to £498m reflecting growth in balances

–	Wealth, Entrepreneurs & Business Banking income increased 2% to £399m

●

Credit impairment charges increased £32m year-on-year to £178m due to higher provision releases and recoveries in Q116, though remained stable on Q416. Underlying delinquency trends reduced year-on-year, with 30 and 90 day arrears rates in UK cards of 2.0% (Q116: 2.3%) and 0.9% (Q116: 1.2%) respectively

●	Operating expenses were broadly in line at £955m (Q116: £953m) as costs of setting up the ring-fenced bank and investment in cyber resilience and technology were offset by cost efficiencies

Barclays International

●

Return on average allocated equity was 11.3% (Q116: 8.7%). RoTE improved to 12.5% (Q116: 9.5%), driven by improvements in both CIB and Consumer, Cards and Payments to 8.2% (Q116: 7.3%) and 36.4% (Q116: 23.4%) respectively

●	Profit before tax increased 32% to £1,356m reflecting solid CIB results and continued momentum in Consumer, Cards and Payments

●

Total income increased 18% to £4,138m as CIB income increased 7% to £2,782m and Consumer, Cards and Payments income increased 48% to £1,356m, reflecting the benefit from the appreciation of average USD and EUR against GBP

–

Banking income increased 18% to £1,393m driven by a 51% increase in Banking fees to £726m, reflecting increased income in debt underwriting, equity underwriting and advisory. Corporate lending reduced 9% to £269m due to increased losses on fair value hedges, partially offset by improved balance growth. Transactional banking declined 2% to £398m primarily driven by deposit margin compression

–

Markets income decreased 4% to £1,351m reflecting a 14% reduction in Macro income to £490m, due to weaker performance in US rates and the impact of exiting energy-related commodities, as well as a 10% reduction in Equities to £462m driven by lower US equity derivatives, partially offset by improved performance in equity financing and cash equities. Credit income increased 24% to £399m driven by continued strength in the flow business and improved performance in municipals

–

Consumer, Cards and Payments income increased 48% to £1,356m driven by a gain of £192m relating to an asset sale in US cards, a valuation gain on Barclays’ preference shares in Visa Inc. of £74m, and continued growth in US cards

●	Credit impairment charges increased 29% to £346m

–

Consumer, Cards and Payments impairment charges increased £121m to £295m, largely driven by a change in portfolio mix in US Cards, business growth and the appreciation of average USD and EUR against GBP. Impairment trends in US cards increased marginally year-on-year, with 30 and 90 day arrears rates of 2.3% (Q116: 2.2%) and 1.2% (Q116: 1.1%) respectively

–	CIB impairment charges decreased 46% to £51m primarily due to the non-recurrence of single name charges in Q116 largely in respect of counterparties in the oil and gas sector

●

Operating expenses increased 10% to £2,448m, including the appreciation of average USD and EUR against GBP. CIB operating expenses increased 8% due to the change in compensation awards introduced in Q416, partially offset by a reduction in restructuring charges, while Consumer, Cards and Payments operating expenses increased 19% reflecting continued business growth

●	Changes in the balance sheet in Q117 reflected the realignment of certain clients between Barclays UK and Barclays International in preparation for structural reform

Head Office

●

Loss before tax increased to £141m (Q116: £123m) reflecting lower net income from treasury operations, partially offset by a reduction in operating expenses reflecting increased cost allocations to businesses

●

Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously recorded in the income statement (Q116: £109m expense) is now recognised within other comprehensive income

●

Average allocated equity increased to £9.2bn (Q116: £6.2bn). Average allocated tangible equity, which includes equity relating to the Africa Banking discontinued operation, increased to £7.6bn (Q116: £5.0bn)

Barclays PLC and Barclays Bank PLC	4

Group Performance Review

Non-Core performance

●

The Non-Core rundown continued to progress well with RWAs decreasing to £27bn (Q416: £32bn) driven by a £2bn reduction in Derivatives, a £1bn reduction in Securities and loans, and a £1bn reduction in Businesses

●	Loss before tax decreased to £241m (Q116: £815m) due to reduced operating expenses, lower negative income and lower credit impairment charges, reflecting business exits and continued asset rundown

●	Total income improved £168m to a net expense of £74m

–

Businesses income reduced to £51m (Q116: £196m) due to the completion of the sale of a number of income generating businesses in 2016, including the Barclays Risk Analytics and Index Solutions, Southern European cards and Asia Wealth businesses

–	Securities and loans income improved to £68m (Q116: £402m expense) primarily driven by fair value movements on the ESHLA portfolio, reversing from an expense of £374m in Q116 to a gain of £46m

–	Derivatives was a net expense of £193m (Q116: £36m) reflecting losses on rundown of the portfolio

●	Credit impairment charges improved 90% to £3m driven by lower impairment charges in Europe reflecting business exits

●	Operating expenses improved 72% to £157m driven by the exit of businesses, lower restructuring costs and lower litigation and conduct costs

Group capital and leverage

●	The fully loaded CRD IV CET1 ratio increased to 12.5% (December 2016: 12.4%) principally due to a reduction in RWAs of £4.8bn to £360.9bn. CET1 capital decreased £0.3bn to £44.9bn

–

Profits relating to continuing operations were largely offset by decreases in other qualifying reserves as a result of the redemption of USD preference shares, the purchase of shares for employee share awards and increased pension contributions which resulted in a higher capital deduction as the UK Retirement Fund (UKRF), the Group’s main pension scheme, is in surplus

–

Losses relating to the discontinued operation due to the impairment of Barclays’ holding in BAGL allocated to acquisition goodwill of £884m had no impact on CET1 capital as the losses were offset by an equivalent decrease in the goodwill and intangible asset deduction

–	The decrease in RWAs principally reflected the £5bn reduction in Non-Core RWAs, partially offset by increased trading activity in investment banking businesses

●

The average UK leverage ratio increased to 4.6% (December 2016: 4.5%) driven by an increase in the average fully loaded Tier 1 capital to £52.3bn (December 2016: £51.6bn) and a decrease in the average UK leverage exposure to £1,130bn (December 2016: £1,137bn)

●

The CRR leverage ratio decreased to 4.4% (December 2016: 4.6%) driven by a 6% increase in the CRR leverage exposure to £1,197bn (December 2016: £1,125bn) primarily within loans and advances and other assets. Fully loaded Tier 1 capital increased to £53.0bn (December 2016: £52.0bn)

●	Net asset value per share decreased to 341p (December 2016: 344p). Tangible net asset value per share increased to 292p (December 2016: 290p) driven by profit generated in the period

Group funding and liquidity

●

The Group continued to maintain surpluses to its internal and regulatory requirements. The liquidity pool increased to £185bn (December 2016: £165bn). The overall increase in the liquidity pool reflects increases across a variety of funding sources including continued build of our minimum requirement for own funds and eligible liabilities (MREL), money markets and the Bank of England Term Funding Scheme. The liquidity coverage ratio (LCR) increased to 140% (December 2016: 131%), equivalent to a surplus of £54bn (December 2016: £39bn) to 100%

●

Wholesale funding outstanding excluding repurchase agreements was £166bn (December 2016; £158bn). The Group issued £6.3bn equivalent of capital and term senior unsecured debt from Barclays PLC (HoldCo) of which £5.0bn was in public senior unsecured debt and £1.25bn was in capital instruments. In the same period, £3.0bn of Barclays Bank PLC (OpCo) capital and senior public term instruments either matured or were redeemed, including the $1.375bn 7.1% Series 3 USD preference shares

Barclays PLC and Barclays Bank PLC	5

Group Performance Review

Other matters

●

As at 31 March 2017, £1.7bn of the Payment Protection Insurance (PPI) provision remains unutilised (December 2016: £2.0bn). On 2 March 2017, the FCA published its policy statement (PS17/3), communicating a complaints deadline of 29 August 2019 as compared to 30 June 2019 which had previously been proposed. We have also observed an increase in complaint flow from March 2017. Management views its current PPI provision as appropriate. However, we will continue to closely monitor complaint trends and the associated provision adequacy

●

Barclays redeemed its $1.375bn 7.1% Series 3 Non-Cumulative Callable Dollar Preference Shares to manage the cost and regulatory efficiency of non-CRD IV compliant securities. The redemption resulted in a 13bps reduction to the CET1 ratio, but will result in an ongoing reduction in preference share dividends payable of $98m per annum

●

The assessment of impairment of Barclays’ holding in BAGL allocated to acquisition goodwill as at 31 March 2017 resulted in an impairment of £884m. This charge is presented within the loss in respect of the discontinued operation in the Group’s results. The impairment allocated to acquisition goodwill does not affect the Group’s CET1 capital or tangible net asset value as at 31 March 2017 as the Group’s CET1 capital excludes goodwill and other intangible assets, but reduces the Group’s Net Asset Value by £884m

●

It is estimated that the selldown of the Group’s interest in BAGL to a level that enables regulatory deconsolidation to be achieved will result in c.75bps accretion to the Group’s CET1 ratio, based on the BAGL share price of ZAR139.51 (31 December 2016: 168.69) and ZAR exchange rate of 16.68 as at 31 March 2017 (31 December 2016: 16.78)

●

Certain legal proceedings and investigations relating to legacy issues remain outstanding. For example, the UK Serious Fraud Office has stated that it intends to make a decision shortly in respect of matters relating to our capital raisings in 2008. This decision could impact on the timing and/or outcome of other actions related to these capital raisings

Tushar Morzaria, Group Finance Director

Barclays PLC and Barclays Bank PLC	6

Quarterly Results Summary

Barclays Group

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,519	2,523	2,796	2,530	2,688	2,726	2,692	2,664
Net fee, commission and other income	3,304	2,469	2,650	3,442	2,353	1,722	2,789	3,797
Total income	5,823	4,992	5,446	5,972	5,041	4,448	5,481	6,461
Credit impairment charges and other provisions	(527)	(653)	(789)	(488)	(443)	(554)	(429)	(393)
Net operating income	5,296	4,339	4,657	5,484	4,598	3,894	5,052	6,068
Operating expenses excluding UK bank levy and litigation and conduct	(3,591)	(3,812)	(3,581)	(3,425)	(3,747)	(3,547)	(3,552)	(3,557)
UK bank levy	-	(410)	-	-	-	(426)	-	-
Litigation and conduct	(28)	(97)	(741)	(447)	(78)	(1,722)	(699)	(927)
Operating expenses	(3,619)	(4,319)	(4,322)	(3,872)	(3,825)	(5,695)	(4,251)	(4,484)
Other net income/(expenses)	5	310	502	(342)	20	(274)	(182)	(39)
Profit/(loss) before tax	1,682	330	837	1,270	793	(2,075)	619	1,545
Tax (charge)/credit	(473)	50	(328)	(467)	(248)	(164)	(133)	(324)
Profit/(loss) after tax in respect of continuing operations	1,209	380	509	803	545	(2,239)	486	1,221
(Loss)/profit after tax in respect of discontinued operation	(658)	71	209	145	166	101	167	162

Attributable to:
Ordinary equity holders of the parent	190	99	414	677	433	(2,422)	417	1,146
Other equity holders	139	139	110	104	104	107	79	79
Non-controlling interests	222	213	194	167	174	177	157	158

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,203.8	1,213.1	1,324.0	1,351.3	1,248.9	1,120.0	1,236.5	1,196.7
Risk weighted assets	360.9	365.6	373.4	366.3	363.0	358.4	381.9	376.7
CRR leverage exposure	1,196.9	1,125.5	1,185.1	1,155.4	1,082.0	1,027.8	1,140.7	1,139.3

Performance measures
Return on average shareholders’ equity	1.6%	1.0%	3.1%	5.0%	3.3%	(17.1%)	3.1%	8.4%
Return on average tangible shareholders’ equity	1.8%	1.1%	3.6%	5.8%	3.8%	(20.1%)	3.6%	9.8%
Average shareholders’ equity (£bn)	58.5	58.0	58.2	56.9	56.7	56.0	55.8	55.5
Average tangible shareholders’ equity (£bn)	49.4	48.9	49.4	48.3	48.3	47.8	47.6	47.2
Cost: income ratio	62%	87%	79%	65%	76%	128%	78%	69%
Loan loss rate (bps)	47	58	66	41	40	53	37	35
Basic earnings/(loss) per share	1.3p	0.8p	2.6p	4.2p	2.7p	(14.4p)	2.6p	7.0p
Basic earnings/(loss) per share in respect of continuing operations	6.1p	1.1p	2.1p	3.8p	2.2p	(14.4p)	2.1p	6.4p

Barclays PLC and Barclays Bank PLC	7

Quarterly Results Summary

Barclays Core

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,508	2,577	2,718	2,491	2,591	2,555	2,557	2,510
Net fee, commission and other income	3,389	2,834	2,887	3,825	2,692	1,961	2,708	3,709
Total income	5,897	5,411	5,605	6,316	5,283	4,516	5,265	6,219
Credit impairment charges and other provisions	(524)	(606)	(769)	(462)	(414)	(522)	(388)	(373)
Net operating income	5,373	4,805	4,836	5,854	4,869	3,994	4,877	5,846
Operating expenses excluding UK bank levy and litigation and conduct	(3,443)	(3,471)	(3,270)	(3,057)	(3,258)	(2,992)	(3,094)	(3,061)
UK bank levy	-	(334)	-	-	-	(338)	-	-
Litigation and conduct	(19)	(46)	(639)	(420)	(12)	(1,634)	(419)	(819)
Operating expenses	(3,462)	(3,851)	(3,909)	(3,477)	(3,270)	(4,964)	(3,513)	(3,880)
Other net income/(expenses)	12	164	4	(18)	9	(5)	13	14
Profit/(loss) before tax	1,923	1,118	931	2,359	1,608	(975)	1,377	1,980
Tax charge	(548)	(272)	(522)	(696)	(485)	(92)	(299)	(474)
Profit/(loss) after tax	1,375	846	409	1,663	1,123	(1,067)	1,078	1,506
Non-controlling interests	(70)	(76)	(57)	(80)	(84)	(81)	(54)	(64)
Other equity holders	(121)	(121)	(95)	(89)	(89)	(92)	(63)	(61)
Attributable profit/(loss)	1,184	649	257	1,494	950	(1,240)	961	1,381

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	954.7	933.4	964.3	972.2	883.6	794.2	862.0	830.5
Risk weighted assets	333.5	333.5	329.5	319.6	312.2	304.1	316.3	308.1

Performance measures
Return on average allocated equity	9.1%	5.3%	2.2%	12.4%	8.2%	(10.6%)	8.6%	12.7%
Return on average allocated tangible equity	11.0%	6.4%	2.7%	15.0%	9.9%	(12.8%)	10.4%	15.5%
Average allocated equity (£bn)	53.3	51.5	50.5	48.9	47.5	46.0	45.4	43.9
Average allocated tangible equity (£bn)	44.2	42.4	41.8	40.4	39.3	38.1	37.5	35.9
Cost: income ratio	59%	71%	70%	55%	62%	110%	67%	62%
Loan loss rate (bps)	53	61	74	45	42	57	39	38
Basic earnings/(loss) per share contribution	7.2p	4.0p	1.7p	9.0p	5.8p	(7.3p)	5.8p	8.4p

Barclays PLC and Barclays Bank PLC	8

Quarterly Results Summary

Barclays Non-Core

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	11	(54)	78	40	96	171	135	154
Net trading income	(77)	(462)	(288)	(463)	(490)	(398)	(124)	(57)
Net fee, commission and other income	(8)	97	51	79	152	159	204	146
Total income	(74)	(419)	(159)	(344)	(242)	(68)	215	243
Credit impairment charges and other provisions	(3)	(47)	(20)	(26)	(29)	(32)	(41)	(20)
Net operating (expenses)/income	(77)	(466)	(179)	(370)	(271)	(100)	174	223
Operating expenses excluding UK bank levy and litigation and conduct	(148)	(341)	(311)	(368)	(489)	(555)	(458)	(496)
UK bank levy	-	(76)	-	-	-	(88)	-	-
Litigation and conduct	(9)	(51)	(102)	(27)	(66)	(89)	(279)	(108)
Operating expenses	(157)	(468)	(413)	(395)	(555)	(732)	(737)	(604)
Other net (expenses)/income	(7)	146	498	(324)	11	(268)	(195)	(54)
Loss before tax	(241)	(788)	(94)	(1,089)	(815)	(1,100)	(758)	(435)
Tax credit/(charge)	75	322	194	229	237	(72)	166	150
(Loss)/profit after tax	(166)	(466)	100	(860)	(578)	(1,172)	(592)	(285)
Non-controlling interests	(9)	(14)	(13)	(12)	(10)	(19)	(21)	(21)
Other equity holders	(18)	(18)	(15)	(15)	(15)	(17)	(15)	(18)
Attributable (loss)/profit	(193)	(498)	72	(887)	(603)	(1,208)	(628)	(324)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	49.5	51.1	58.7	68.5	55.4	51.8	57.1	60.4
Derivative financial instrument assets	164.2	188.7	253.2	262.8	249.7	213.7	243.3	223.9
Derivative financial instrument liabilities	155.3	178.6	243.0	253.4	239.1	202.1	235.0	216.7
Reverse repurchase agreements and other similar secured lending	-	0.1	0.1	0.1	0.7	3.1	8.5	16.7
Financial assets designated at fair value	13.4	14.5	15.5	15.4	23.4	21.4	22.8	22.1
Total assets	249.1	279.7	359.8	379.1	365.4	325.8	374.5	366.2
Customer deposits	12.9	12.5	16.0	17.4	19.3	20.9	25.8	27.9
Risk weighted assets	27.4	32.1	43.9	46.7	50.9	54.3	65.6	68.6

Performance measures
Average allocated equity (£bn)	5.2	6.5	7.7	8.0	9.2	10.0	10.4	11.6
Average allocated tangible equity (£bn)	5.2	6.5	7.6	7.9	9.0	9.7	10.2	11.3
Loan loss rate (bps)	2	31	13	14	21	25	27	13
Basic (loss)/earnings per share contribution	(1.1p)	(2.9p)	0.5p	(5.2p)	(3.6p)	(7.2p)	(3.7p)	(1.9p)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	51	(73)	181	181	196	229	314	292
Securities and loans	68	161	(34)	(363)	(402)	(195)	(87)	-
Derivatives	(193)	(507)	(306)	(162)	(36)	(102)	(12)	(49)
Total income	(74)	(419)	(159)	(344)	(242)	(68)	215	243

Barclays PLC and Barclays Bank PLC	9

Quarterly Core Results by Business

Barclays UK

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,511	1,502	1,569	1,476	1,501	1,509	1,499	1,479
Net fee, commission and other income	330	326	374	467	302	325	375	325
Total income	1,841	1,828	1,943	1,943	1,803	1,834	1,874	1,804
Credit impairment charges and other provisions	(178)	(180)	(350)	(220)	(146)	(219)	(154)	(166)
Net operating income	1,663	1,648	1,593	1,723	1,657	1,615	1,720	1,638
Operating expenses excluding UK bank levy and litigation and conduct	(959)	(989)	(904)	(947)	(952)	(920)	(925)	(970)
UK bank levy	-	(48)	-	-	-	(77)	-	-
Litigation and conduct	4	(28)	(614)	(399)	(1)	(1,466)	(76)	(801)
Operating expenses	(955)	(1,065)	(1,518)	(1,346)	(953)	(2,463)	(1,001)	(1,771)
Other net (expenses)/income	-	-	-	(1)	-	1	1	1
Profit/(loss) before tax	708	583	75	376	704	(847)	720	(132)
Attributable profit/(loss)	470	383	(163)	141	467	(1,078)	541	(174)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	164.5	166.4	166.6	166.0	166.2	166.1	166.7	166.1
Total assets	203.0	209.6	209.1	204.6	201.7	202.5	204.1	202.2
Customer deposits	184.4	189.0	185.5	181.7	179.1	176.8	173.4	171.6
Risk weighted assets	66.3	67.5	67.4	67.1	69.7	69.5	71.0	71.7

Performance measures
Return on average allocated equity	14.1%	11.8%	(4.7%)	4.4%	13.8%	(31.3%)	15.8%	(5.0%)
Return on average allocated tangible equity	21.6%	18.2%	(7.1%)	6.6%	20.5%	(46.5%)	23.3%	(7.3%)
Average allocated equity (£bn)	13.6	13.2	13.3	13.5	13.8	13.7	13.8	13.8
Average allocated tangible equity (£bn)	8.9	8.6	8.7	9.0	9.3	9.2	9.3	9.4
Cost: income ratio	52%	58%	78%	69%	53%	134%	53%	98%
Loan loss rate (bps)	43	42	82	52	34	51	36	40
Net interest margin	3.69%	3.56%	3.72%	3.56%	3.62%	3.58%	3.54%	3.54%

Barclays PLC and Barclays Bank PLC	10

Quarterly Core Results by Business

Analysis of Barclays UK

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	944	934	970	1,068	919	945	938	905
Barclaycard Consumer UK	498	507	561	463	491	505	552	503
Wealth, Entrepreneurs & Business Banking	399	387	412	412	393	384	384	396
Total income	1,841	1,828	1,943	1,943	1,803	1,834	1,874	1,804

Analysis of credit impairment charges and other provisions
Personal Banking	(50)	(50)	(47)	(44)	(42)	(39)	(36)	(50)
Barclaycard Consumer UK	(123)	(118)	(291)	(169)	(105)	(176)	(111)	(106)
Wealth, Entrepreneurs & Business Banking	(5)	(12)	(12)	(7)	1	(4)	(7)	(10)
Total credit impairment charges and other provisions	(178)	(180)	(350)	(220)	(146)	(219)	(154)	(166)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	134.4	135.0	135.3	134.7	134.7	134.0	134.5	134.4
Barclaycard Consumer UK	16.1	16.5	16.2	16.2	16.0	16.2	15.9	15.8
Wealth, Entrepreneurs & Business Banking	14.0	14.9	15.1	15.1	15.5	15.9	16.3	15.9
Total loans and advances to customers at amortised cost	164.5	166.4	166.6	166.0	166.2	166.1	166.7	166.1

Analysis of customer deposits
Personal Banking	137.3	139.3	137.2	134.8	132.9	131.0	128.4	126.7
Barclaycard Consumer UK	-	-	-	-	-	-	-	-
Wealth, Entrepreneurs & Business Banking	47.1	49.7	48.3	46.9	46.2	45.8	45.0	44.9
Total customer deposits	184.4	189.0	185.5	181.7	179.1	176.8	173.4	171.6

Barclays PLC and Barclays Bank PLC	11

Quarterly Core Results by Business

Barclays International

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,112	1,046	1,355	1,001	1,110	1,121	1,109	1,077
Net trading income	1,182	1,131	1,074	1,130	1,245	593	817	1,299
Net fee, commission and other income	1,844	1,415	1,422	1,908	1,158	1,254	1,297	1,726
Total income	4,138	3,592	3,851	4,039	3,513	2,968	3,223	4,102
Credit impairment charges and other provisions	(346)	(426)	(420)	(240)	(269)	(303)	(235)	(206)
Net operating income	3,792	3,166	3,431	3,799	3,244	2,665	2,988	3,896
Operating expenses excluding UK bank levy and litigation and conduct	(2,435)	(2,497)	(2,337)	(2,074)	(2,221)	(2,007)	(2,059)	(2,027)
UK bank levy	-	(284)	-	-	-	(253)	-	-
Litigation and conduct	(13)	(17)	(17)	(10)	(4)	(151)	(302)	(12)
Operating expenses	(2,448)	(2,798)	(2,354)	(2,084)	(2,225)	(2,411)	(2,361)	(2,039)
Other net income	12	5	8	11	8	8	9	13
Profit before tax	1,356	373	1,085	1,726	1,027	262	636	1,870
Attributable profit/(loss)	837	43	623	1,171	575	(24)	422	1,376

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	226.1	211.3	233.7	230.6	215.9	184.1	220.3	210.5
Trading portfolio assets	83.0	73.2	73.8	68.1	64.3	61.9	72.8	75.3
Derivative financial instrument assets	105.3	156.2	155.6	181.4	150.1	111.5	133.7	116.0
Derivative financial instrument liabilities	112.8	160.6	160.5	187.5	155.4	119.0	142.0	124.8
Reverse repurchase agreements and other similar secured lending	17.6	13.4	17.3	19.7	19.1	24.7	68.0	57.4
Financial assets designated at fair value	81.3	62.3	72.0	68.3	59.6	46.8	5.6	5.6
Total assets	677.2	648.5	681.9	679.9	618.4	532.2	596.1	566.1
Customer deposits	241.0	216.2	224.1	226.5	213.1	185.6	207.0	197.7
Risk weighted assets	214.3	212.7	214.6	209.3	202.2	194.8	204.0	195.4

Performance measures
Return on average allocated equity	11.3%	0.9%	9.0%	17.4%	8.7%	(0.2%)	6.4%	20.6%
Return on average allocated tangible equity	12.5%	1.0%	10.0%	19.2%	9.5%	(0.2%)	7.0%	22.5%
Average allocated equity (£bn)	30.5	29.5	28.4	27.4	27.5	27.1	26.9	26.9
Average allocated tangible equity (£bn)	27.7	26.6	25.7	24.8	25.1	24.9	24.7	24.7
Cost: income ratio	59%	78%	61%	52%	63%	81%	73%	50%
Loan loss rate (bps)	62	78	71	41	50	65	42	38
Net interest margin	4.06%	3.91%	4.21%	3.92%	3.78%	3.79%	3.85%	3.86%

Barclays PLC and Barclays Bank PLC	12

Quarterly Core Results by Business

Analysis of Barclays International

Corporate and Investment Bank	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of total income
Credit	399	261	333	269	322	195	191	218
Equities	462	410	461	406	513	319	416	588
Macro	490	505	614	612	573	382	487	582
Markets	1,351	1,176	1,408	1,287	1,408	896	1,094	1,388
Banking fees	726	650	644	622	481	458	501	580
Corporate lending	269	303	284	312	296	312	377	387
Transactional banking	398	401	458	390	408	415	419	416
Banking	1,393	1,354	1,386	1,324	1,185	1,185	1,297	1,383
Other	38	1	1	-	3	16	(17)	495
Total income	2,782	2,531	2,795	2,611	2,596	2,097	2,374	3,266
Credit impairment charges and other provisions	(51)	(90)	(38)	(37)	(95)	(83)	(75)	(42)
Operating expenses	(1,941)	(2,287)	(1,872)	(1,665)	(1,800)	(1,962)	(1,940)	(1,605)
Profit before tax	790	155	885	909	701	52	358	1,620

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	180.6	178.6	182.5	178.4	172.6	167.3	177.4	170.0

Performance measures
Return on average allocated equity	7.8%	(1.1%)	8.7%	9.0%	6.9%	(2.4%)	4.2%	21.2%
Return on average allocated tangible equity	8.2%	(1.2%)	9.2%	9.5%	7.3%	(2.5%)	4.5%	22.3%
Average allocated equity (£bn)	24.8	24.0	23.3	22.7	22.9	23.0	22.8	22.9
Average allocated tangible equity (£bn)	23.5	22.6	21.9	21.3	21.6	21.8	21.7	21.7

Consumer, Cards and Payments Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,356	1,061	1,056	1,428	917	871	849	836
Credit impairment charges and other provisions	(295)	(336)	(382)	(203)	(174)	(219)	(160)	(165)
Operating expenses	(507)	(511)	(482)	(419)	(425)	(449)	(421)	(434)
Profit before tax	566	218	200	817	326	210	278	250

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	38.7	39.7	36.8	35.4	32.9	32.1	30.6	29.6
Customer deposits	57.6	50.0	48.3	46.9	44.2	41.8	39.8	38.4
Risk weighted assets	33.7	34.1	32.1	30.9	29.6	27.5	26.6	25.4

Performance measures
Return on average allocated equity	26.6%	9.6%	10.7%	57.6%	17.7%	11.8%	18.8%	17.4%
Return on average allocated tangible equity	36.4%	13.2%	14.8%	77.9%	23.4%	15.3%	24.7%	23.4%
Average allocated equity (£bn)	5.7	5.5	5.1	4.7	4.6	4.1	4.1	4.0
Average allocated tangible equity (£bn)	4.2	4.0	3.7	3.5	3.4	3.2	3.1	3.0

Barclays PLC and Barclays Bank PLC	13

Quarterly Core Results by Business

Head Office

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(115)	29	(206)	14	(20)	(75)	(51)	(46)
Net fee, commission and other income[1]	33	(38)	17	320	(13)	(210)	220	358
Total income	(82)	(9)	(189)	334	(33)	(285)	169	312
Credit impairment releases/(charges) and other provisions	-	-	1	(2)	1	-	1	(1)
Net operating (expenses)/income	(82)	(9)	(188)	332	(32)	(285)	170	311
Operating expenses excluding UK bank levy and litigation and conduct	(49)	15	(29)	(36)	(85)	(64)	(110)	(64)
UK bank levy	-	(2)	-	-	-	(8)	-	-
Litigation and conduct	(10)	(1)	(8)	(11)	(7)	(17)	(42)	(6)
Operating expenses	(59)	12	(37)	(47)	(92)	(89)	(152)	(70)
Other net income/(expenses)	-	159	(4)	(28)	1	(14)	2	1
(Loss)/profit before tax	(141)	162	(229)	257	(123)	(388)	20	242
Attributable (loss)/profit	(123)	223	(203)	182	(92)	(140)	(1)	180

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets[2]	74.5	75.2	73.3	87.7	63.4	59.4	61.8	62.2
Risk weighted assets[2]	52.9	53.3	47.5	43.2	40.3	39.7	41.3	41.0

Performance measures
Average allocated equity (£bn)	9.2	8.8	8.8	8.0	6.2	5.2	4.7	3.2
Average allocated tangible equity (£bn)	7.6	7.2	7.4	6.6	5.0	3.9	3.4	1.8

1

Following the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit, which was previously reported in net fee, commission and other income is now recognised within other comprehensive income from Q117.

2	Includes Africa Banking assets and RWAs.

Barclays PLC and Barclays Bank PLC	14

Discontinued Quarterly Results

On 1 March 2016, Barclays announced its intention to reduce the Group’s interest in BAGL. The BAGL disposal group includes all assets and liabilities of BAGL and its subsidiaries, as well as Group balances associated with BAGL and expected contributions that form part of the sale.

Per IFRS 5, impairment is calculated as the difference between the fair value less disposal costs and the carrying value of the disposal group. The fair value is determined by referencing the quoted market price for BAGL and the foreign exchange rate for ZAR/GBP as at 31 March 2017. The carrying value of the disposal group as at 31 March 2017, including internal balances and after considering expected contributions of £827m1 in respect of BAGL, was £8.1bn. As the fair value less disposal costs was less than the carrying value at 31 March 2017, an impairment of £884m was recognised, taken against goodwill.

The Group’s CET1 capital was unaffected by the impairment as at 31 March 2017 as CET1 capital excludes goodwill and other intangible assets. At 31 March 2017, £42m of acquisition goodwill remained on Barclays’ balance sheet with regard to its interest in BAGL.

Africa Banking profit before tax, excluding the impairment of Barclays’ holding in BAGL, increased to £325m (Q116: £231m) mainly reflecting the appreciation of average ZAR against GBP.

Currency translation reserve (CTR) losses have accumulated in relation to Barclays’ holding in BAGL due to the depreciation of ZAR against GBP since July 2005. The current CTR balance of c.£1.2bn will be recycled through the income statement upon accounting deconsolidation. The impact of the accumulated CTR balance is already included within CET1 capital and TNAV.

1	In December 2016, Barclays finalised proposals regarding planned contributions to the BAGL group relating to the reimbursement of certain expenses as well as contributions for investment to support separation activities. The cash and cash equivalents to make these planned contributions are included within the perimeter of the disposal group for the purposes of measuring the disposal group at the lower of carrying amount and fair value less costs to sell. The planned contributions are reported within cash and balances at central banks in the Group’s consolidated balance sheet.

Africa Banking

	Q117	Q416	Q316	Q216	Q116	Q415	Q315	Q215
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	617	626	561	502	480	468	471	506
Net fee, commission and other income	465	441	421	377	338	346	351	364
Total income	1,082	1,067	982	879	818	814	822	870
Credit impairment charges and other provisions	(106)	(105)	(96)	(133)	(111)	(93)	(66)	(103)
Net operating income	976	962	886	746	707	721	756	767
Operating expenses excluding UK bank levy and impairment of goodwill	(653)	(727)	(598)	(543)	(477)	(501)	(515)	(536)
UK bank levy	-	(65)	-	-	-	(50)	-	-
Impairment of Barclays’ holding in BAGL	(884)	-	-	-	-	-	-	-
Operating expenses	(1,537)	(792)	(598)	(543)	(477)	(551)	(515)	(536)
Other net income	2	2	2	1	1	3	1	1
(Loss)/profit before tax	(559)	172	290	204	231	173	242	232
Profit before tax excluding impairment of Barclays’ holding in BAGL	325	172	290	204	231	173	242	232
(Loss)/profit after tax	(658)	71	209	145	166	101	167	162
Attributable (loss)/profit	(801)	(52)	85	70	86	25	85	88

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets[1]	66.0	65.1	61.1	56.0	52.7	47.9	50.2	52.2
Risk weighted assets[1]	41.3	42.3	39.9	36.1	33.9	31.7	33.8	34.4

1	Africa Banking (excluding Egypt and Zimbabwe) assets and RWAs are reported in Head Office within Core.

Barclays PLC and Barclays Bank PLC	15

Performance Management

Margins and balances

	Three months ended 31.03.17			Three months ended 31.03.16
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,511	166,065	3.69	1,501	166,727	3.62
Barclays International[1]	1,121	112,060	4.06	995	105,994	3.78
Total Barclays UK and Barclays International	2,632	278,125	3.84	2,496	272,721	3.68
Other[2]	(113)			192
Total net interest income	2,519			2,688

1	Barclays International margins include interest earning lending balances within the investment banking business.
2	Other includes Head Office, Barclays Non-Core and non-lending related investment banking balances.

Quarterly analysis for Barclays UK and Barclays International	Three months ended 31.12.16
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Barclays UK	1,502	167,935	3.56
Barclays International[1]	1,110	112,936	3.91
Total Barclays UK and Barclays International	2,612	280,871	3.70
	Three months ended 30.09.16
Barclays UK	1,569	167,713	3.72
Barclays International[1]	1,149	108,571	4.21
Total Barclays UK and Barclays International	2,718	276,284	3.91
	Three months ended 30.06.16
Barclays UK	1,476	166,891	3.56
Barclays International[1]	1,021	104,707	3.92
Total Barclays UK and Barclays International	2,497	271,598	3.70
	Three months ended 31.03.16
Barclays UK	1,501	166,727	3.62
Barclays International[1]	995	105,994	3.78
Total Barclays UK and Barclays International	2,496	272,721	3.68

1	Barclays International margins include interest earning lending balances within the investment banking business.

Barclays PLC and Barclays Bank PLC	16

Credit Risk

Analysis of retail and wholesale loans and advances and impairment

As at 31.03.17	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans	CRLs % of gross loans and advances	Loan impairment charges[1]	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Barclays UK	154,551	1,550	153,001	1,949	1.3	173	45
Barclays International	30,902	1,476	29,426	1,228	4.0	298	391
Barclays Core	185,453	3,026	182,427	3,177	1.7	471	103
Barclays Non-Core	10,088	389	9,699	825	8.2	10	40
Total Group retail	195,541	3,415	192,126	4,002	2.0	481	100

Barclays UK	14,220	299	13,921	603	4.2	5	14
Barclays International	197,403	773	196,630	1,329	0.7	49	10
Head Office	5,079	-	5,079	-	-	-	-
Barclays Core	216,702	1,072	215,630	1,932	0.9	54	10
Barclays Non-Core	39,932	163	39,769	274	0.7	(8)	(8)
Total Group wholesale	256,634	1,235	255,399	2,206	0.9	46	7

Total loans and advances at amortised cost	452,175	4,650	447,525	6,208	1.4	527	47

Traded loans	5,310	n/a	5,310	n/a
Loans and advances designated at fair value	13,259	n/a	13,259	n/a
Loans and advances held at fair value	18,569	n/a	18,569	n/a

Total loans and advances	470,744	4,650	466,094	6,208

As at 31.12.16
Barclays UK	155,729	1,519	154,210	2,044	1.3	866	56
Barclays International	33,485	1,492	31,993	1,249	3.7	1,085	324
Barclays Core	189,214	3,011	186,203	3,293	1.7	1,951	103
Barclays Non-Core	10,319	385	9,934	838	8.1	102	99
Total Group retail	199,533	3,396	196,137	4,131	2.1	2,053	103

Barclays UK	15,204	282	14,922	591	3.9	30	20
Barclays International	180,102	748	179,354	1,470	0.8	258	14
Head Office	4,410	-	4,410	-	-	-	-
Barclays Core	199,716	1,030	198,686	2,061	1.0	288	14
Barclays Non-Core	41,406	194	41,212	299	0.7	11	3
Total Group wholesale	241,122	1,224	239,898	2,360	1.0	299	12

Total loans and advances at amortised cost	440,655	4,620	436,035	6,491	1.5	2,352	53

Traded loans	2,975	n/a	2,975	n/a
Loans and advances designated at fair value	10,519	n/a	10,519	n/a
Loans and advances held at fair value	13,494	n/a	13,494	n/a

Total loans and advances	454,149	4,620	449,529	6,491

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements. Q117 impairment charges represent 3 months charge, whereas December 2016 impairment charges represent 12 months charge.

Total loans and advances increased £16.6bn to £470.7bn driven by an increase in net settlement and cash collateral balances.

Credit risk loans (CRLs) and the ratio of CRLs to gross loans and advances decreased £0.3bn to £6.2bn and 0.1% to 1.4% respectively.

Loan loss rate decreased 6bps to 47bps.

Barclays PLC and Barclays Bank PLC	17

Consolidated Summary Financial Statements

Consolidated summary income statement

	Three months ended	Three months ended
	31.03.17	31.03.16
	£m	£m
Total income net of insurance claims	5,823	5,041
Credit impairment charges and other provisions	(527)	(443)
Net operating income	5,296	4,598

Operating expenses excluding litigation and conduct	(3,591)	(3,747)
Litigation and conduct	(28)	(78)
Operating expenses	(3,619)	(3,825)

Other net income	5	20
Profit before tax	1,682	793
Tax charge	(473)	(248)
Profit after tax in respect of continuing operations	1,209	545

(Loss)/profit after tax in respect of discontinued operation	(658)	166
Profit after tax	551	711
Attributable to:
Ordinary equity holders of the parent	190	433
Other equity holders	139	104
Total equity holders	329	537
Non-controlling interests in respect of continuing operations	79	94
Non-controlling interests in respect of discontinued operation	143	80
Profit after tax	551	711
Earnings per share
Basic earnings per ordinary share[1]	1.3p	2.7p
Basic earnings per ordinary share in respect of continuing operations	6.1p	2.2p
Basic (loss)/earnings per ordinary share in respect of discontinued operation	(4.8p)	0.5p

1	The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Barclays PLC and Barclays Bank PLC	18

Consolidated Summary Financial Statements

Consolidated summary balance sheet

	As at	As at
	31.03.17	31.12.16

Assets	£m	£m
Cash and balances at central banks	130,287	102,353
Items in the course of collection from other banks	1,357	1,467
Trading portfolio assets	90,370	80,240
Financial assets designated at fair value	95,895	78,608
Derivative financial instruments	270,820	346,626
Financial investments	57,763	63,317
Loans and advances to banks	42,232	43,251
Loans and advances to customers	405,293	392,784
Reverse repurchase agreements and other similar secured lending	17,653	13,454
Goodwill and intangible assets	7,689	7,726
Assets included in disposal groups classified as held for sale	71,211	71,454
Other assets	13,221	11,846
Total assets	1,203,791	1,213,126

Liabilities
Deposits from banks	50,392	48,214
Items in the course of collection due to other banks	975	636
Customer accounts	450,623	423,178
Repurchase agreements and other similar secured borrowing	30,500	19,760
Trading portfolio liabilities	36,122	34,687
Financial liabilities designated at fair value	112,230	96,031
Derivative financial instruments	268,899	340,487
Debt securities in issue	79,558	75,932
Subordinated liabilities	23,243	23,383
Liabilities included in disposal groups classified as held for sale	68,081	65,292
Other liabilities	11,802	14,161
Total liabilities	1,132,425	1,141,761

Equity
Called up share capital and share premium	21,877	21,842
Other reserves	5,597	6,051
Retained earnings	30,372	30,531
Shareholders’ equity attributable to ordinary shareholders of the parent	57,846	58,424
Other equity instruments	7,690	6,449
Total equity excluding non-controlling interests	65,536	64,873
Non-controlling interests	5,830	6,492
Total equity	71,366	71,365

Total liabilities and equity	1,203,791	1,213,126

Barclays PLC and Barclays Bank PLC	19

Consolidated Summary Financial Statements

Consolidated summary statement of changes in equity

Three months ended 31.03.17	Called up share capital and share premium	Other equity instruments	Other reserves[2]	Retained earnings	Total	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 31 December 2016	21,842	6,449	6,051	30,531	64,873	6,492	71,365
Effects of changes in accounting policies[1]	-	-	(175)	175	-	-	-
Balance as at 1 January 2017	21,842	6,449	5,876	30,706	64,873	6,492	71,365
Profit after tax	-	139	-	991	1,130	79	1,209
Other comprehensive income for the period	-	-	(262)	387	125	-	125
Total comprehensive income net of tax from continuing operations	-	139	(262)	1,378	1,255	79	1,334
Total comprehensive income net of tax from discontinued operation	-	-	(19)	(801)	(820)	159	(661)
Total comprehensive income for the period	-	139	(281)	577	435	238	673
Issue and exchange of equity instruments	35	1,245	-	138	1,418	-	1,418
Coupons paid on other equity instruments	-	(139)	-	38	(101)	-	(101)
Redemption and buy back of capital instruments	-	-	-	(473)	(473)	(657)	(1,130)
Purchase of treasury shares	-	-	(296)	-	(296)	-	(296)
Vesting of employee share schemes	-	-	298	(610)	(312)	-	(312)
Dividends paid	-	-	-	-	-	(229)	(229)
Other movements	-	(4)	-	(4)	(8)	(14)	(22)
Balance as at 31 March 2017	21,877	7,690	5,597	30,372	65,536	5,830	71,366

1	As a result of the early adoption of the own credit provisions of IFRS 9 on 1 January 2017, own credit which was previously recorded in the income statement is now recognised within other comprehensive income. The cumulative unrealised own credit net loss of £175m has therefore been reclassified from retained earnings to a separate own credit reserve, within Other reserves. During Q117 a £44m gain on own credit has been booked in the reserve.
2	Other reserves includes currency translation reserve of £2,809m (December 2016: £3,051m), available for sale investments of £9m debit (December 2016: £74m debit), cash flow hedge reserve of £1,957m (December 2016: £2,105m), own credit reserve of £131m debit (December 2016: n/a) and other reserves and treasury shares of £971m (December 2016: £969m).

Barclays PLC and Barclays Bank PLC	20

Capital

CRD IV capital

Barclays’ current regulatory requirement is to meet a fully loaded CRD IV CET1 ratio comprising the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement. This currently comprises a Capital Conservation Buffer (CCB) of 2.5% and a Global Systemically Important Institution (G-SII) buffer determined by the PRA in line with guidance from the Financial Stability Board (FSB). Both buffers are subject to phased implementation, the CCB is phased in at 25% per annum with 1.25% applicable for 2017. The G-SII buffer for 2017 has been set at 2% and is also phased in at 25% per annum from 2016 with 1% applicable for 2017. On 21 November 2016 the FSB confirmed that the G-SII buffer for 2018 will be 1.5% with 1.1% applicable for 2018 and taking full effect from 2019 onwards.

Also forming part of the Combined Buffer Requirement is a Counter-Cyclical Buffer (CCyB) and a Systemic Risk Buffer (SRB). On 27 March 2017 the Financial Policy Committee (FPC) reaffirmed that it expects to maintain a CCyB of 0% on UK exposures until at least June 2017. Other national authorities also determine the appropriate CCyBs that should be applied to exposures in their jurisdiction. CCyBs have started to apply for Barclays’ exposures to other jurisdictions; however based on current exposures these are not material. No SRB has been set to date.

In addition, Barclays’ Pillar 2A requirement as per the PRA’s Individual Capital Guidance (ICG) for 2017 based on a point in time assessment is 4.0% of which 56% needs to be met in CET1 form, equating to approximately 2.3% of RWAs. The Pillar 2A requirement is subject to at least annual review.

As at 31 March 2017 Barclays’ CET1 ratio was 12.5% which exceeds the 2017 transitional minimum requirement of 9.0% including the minimum 4.5% CET1 ratio requirement, 2.3% of Pillar 2A, a 1.25% CCB buffer, a 1% G-SII buffer and a 0% CCyB.

All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Barclays PLC and Barclays Bank PLC	21

Capital

Capital ratios	As at 31.03.17	As at 31.12.16
Fully loaded CET1[1,2]	12.5%	12.4%
PRA Transitional Tier 1[3,4]	15.8%	15.6%
PRA Transitional Total Capital[3,4]	19.6%	19.6%

Capital resources	£m	£m
Shareholders’ equity (excluding non-controlling interests) per the balance sheet	65,536	64,873
Less: other equity instruments (recognised as AT1 capital)	(7,690)	(6,449)
Adjustment to retained earnings for foreseeable dividends	(519)	(388)
Minority interests (amount allowed in consolidated CET1)	1,864	1,825

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,618)	(1,571)
Goodwill and intangible assets	(8,142)	(9,054)
Deferred tax assets that rely on future profitability excluding temporary differences	(421)	(494)
Fair value reserves related to gains or losses on cash flow hedges	(1,956)	(2,104)
Excess of expected losses over impairment	(1,286)	(1,294)
Gains or losses on liabilities at fair value resulting from own credit	(28)	86
Defined-benefit pension fund assets	(753)	(38)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Deferred tax assets arising from temporary differences (amount above 10% threshold)	(39)	(183)
Other regulatory adjustments	40	45
Fully loaded CET1 capital	44,938	45,204

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	7,690	6,449
Qualifying AT1 capital (including minority interests) issued by subsidiaries	4,576	5,445
Other regulatory adjustments and deductions	(131)	(130)
Transitional AT1 capital[5]	12,135	11,764
PRA Transitional Tier 1 capital	57,073	56,968

Tier 2 (T2) capital
Capital instruments and related share premium accounts	3,724	3,769
Qualifying T2 capital (including minority interests) issued by subsidiaries	10,153	11,366
Other regulatory adjustments and deductions	(257)	(257)
PRA Transitional total regulatory capital	70,693	71,846

1	The transitional regulatory adjustments to CET1 capital are no longer applicable resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 13.1% based on £47.1bn of transitional CRD IV CET1 capital and £361bn of RWAs. The transitional CET1 ratio according to FSA October 2012 transitional statement would be 13.1%. This is calculated as CET1 capital as adjusted for the transitional relief (£47.1bn) divided by CRD IV RWAs. The following transitional relief items are added back to CET1 capital: Goodwill and Intangibles (£1.6n), Deferred tax asset (£0.1bn), Expected losses over impairment (£0.3bn) and Excess minority interest (£0.1bn).
3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4	As at 31 March 2017, Barclays’ fully loaded Tier 1 capital was £52,961m, and the fully loaded Tier 1 ratio was 14.7%. Fully loaded total regulatory capital was £67,364m and the fully loaded total capital ratio was 18.7%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.
5	Of the £12.1bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £7.7bn capital instruments and related share premium accounts, £0.5bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Barclays PLC and Barclays Bank PLC	22

Capital

Movement in CET1 capital	Three months ended 31.03.17 £m
Opening CET1 capital	45,204

Profit for the period attributable to equity holders	329
Own credit relating to derivative liabilities	15
Dividends paid and foreseen	(232)
Increase in retained regulatory capital generated from earnings	112

Net impact of share schemes	(435)
Available for sale reserves	65
Currency translation reserves	(242)
Other reserves	(562)
Decrease in other qualifying reserves	(1,174)

Retirement benefit reserve	387
Defined-benefit pension fund asset deduction	(715)
Net impact of pensions	(328)

Minority interests	39
Additional value adjustments (PVA)	(47)
Goodwill and intangible assets	912
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	73
Excess of expected loss over impairment	8
Deferred tax assets arising from temporary differences (amount above 10% threshold)	144
Other regulatory adjustments	(5)
Increase in regulatory capital due to adjustments and deductions	1,124

Closing CET1 capital	44,938

●	The fully loaded CRD IV CET1 ratio increased to 12.5% (December 2016: 12.4%) primarily driven by a reduction in RWAs of £4.8bn to £360.9bn, whilst CET1 capital decreased £0.3bn to £44.9bn

●

Profit after tax in respect of continuing operations was offset by losses in respect of the discontinued operation primarily driven by the impairment of Barclays’ holding in BAGL allocated to acquisition goodwill. The impairment had no impact on CET1 capital as the losses were offset by a £0.9bn decrease in the goodwill and intangible assets deduction. Other significant movements in the period were:

–

A £1.2bn decrease in other qualifying reserves which included a £0.5bn decrease as a result of USD preference share redemptions, and a £0.4bn impact related to share schemes due to the purchase of shares for employee share awards

–	A £0.3bn decrease net of tax as a result of movements relating to pensions, largely due to contributions of £477m made in the quarter

●	Transitional AT1 capital increased by £0.4bn as an issuance of £1.25bn of qualifying AT1 capital was partially offset by redemptions of $1.375bn 7.1% Series 3 USD preference shares

Barclays PLC and Barclays Bank PLC	23

Capital

Risk weighted assets (RWAs) by risk type and business

	Credit risk		Counterparty credit risk			Market risk			Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement Risk	CVA	Std	IMA
As at 31.03.17	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	4,629	49,330	-	-	1	43	-	-	12,338	66,341
Barclays International	50,609	83,643	15,942	14,007	77	2,251	10,481	9,716	27,538	214,264
Head Office[1]	9,182	25,660	99	1,040	-	851	567	2,716	12,746	52,861
Barclays Core	64,420	158,633	16,041	15,047	78	3,145	11,048	12,432	52,622	333,466
Barclays Non-Core	4,036	9,396	1,034	5,106	-	638	337	2,827	4,038	27,412
Barclays Group	68,456	168,029	17,075	20,153	78	3,783	11,385	15,259	56,660	360,878

As at 31.12.16
Barclays UK	5,592	49,591	47	-	-	-	-	-	12,293	67,523
Barclays International	53,201	82,327	13,515	13,706	30	3,581	9,343	9,460	27,538	212,701
Head Office[1]	9,048	27,122	77	1,157	-	927	482	2,323	12,156	53,292
Barclays Core	67,841	159,040	13,639	14,863	30	4,508	9,825	11,783	51,987	333,516
Barclays Non-Core	4,714	9,945	1,043	6,081	37	2,235	477	2,928	4,673	32,133
Barclays Group	72,555	168,985	14,682	20,944	67	6,743	10,302	14,711	56,660	365,649

1	Includes Africa Banking discontinued operation.

Movement analysis of risk weighted assets

	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
As at 01.01.17	241.5	42.4	25.0	56.7	365.6
Book size	(1.7)	(0.9)	1.8	-	(0.8)
Acquisitions and disposals	(1.5)	-	-	-	(1.5)
Book quality	(0.3)	0.1	-	-	(0.2)
Model updates	(1.4)	-	-	-	(1.4)
Methodology and policy	0.3	(0.5)	(0.2)	-	(0.4)
Foreign exchange movements[1]	(0.4)	-	-	-	(0.4)
As at 31.03.17	236.5	41.1	26.6	56.7	360.9

1	Foreign exchange movement does not include FX for counterparty risk or market risk.

RWAs decreased £4.8bn to £360.9bn due to:

●	Acquisitions and disposals decreased RWAs £1.5bn primarily relating to an asset sale in US cards as well as reflecting the run-down of portfolios and business disposals in Non-Core

●	Model updates decreased RWAs £1.4bn primarily due to model changes in the Africa Banking discontinued operation

Barclays PLC and Barclays Bank PLC	24

Capital

Leverage ratio and exposures

Barclays is required to disclose the UK leverage ratio and the CRR leverage ratio:

–

The UK leverage ratio uses capital and exposure measures based on the average of the last day of each month in the quarter; additionally, the average exposure measure excludes qualifying central bank claims. The minimum requirement is on a phased basis which results in a transitional requirement of 3.4% as at 31 March 2017; this comprises of the 3% minimum requirement, a transitional G-SII additional leverage ratio buffer (G-SII ALRB) and a countercyclical leverage ratio buffer (CCLB). The expected end point minimum requirement is 3.5%

–

The CRR leverage ratio uses the end point CRR definition of Tier 1 capital and the CRR definition of leverage exposure. The current expected minimum fully loaded requirement is 3%, although this may be impacted by the Basel Consultation on the Leverage Framework

At 31 March 2017, the UK leverage ratio was 4.6% (December 2016: 4.5%)1 which exceeds the transitional minimum requirement of 3.4% and expected end point minimum requirement of 3.5%, and the CRR leverage ratio was 4.4% (December 2016: 4.6%).

UK leverage ratio	As at 31.03.17 £bn	As at 31.12.16 £bn
UK Leverage exposure (quarterly month end average)	1,130	1,137
Fully loaded Tier 1 capital (quarterly month end average)	52.3	51.6

UK leverage ratio (quarterly month end average)	4.6%	4.5%

CRR leverage ratio
Accounting assets
Derivative financial instruments	271	347
Cash collateral	60	67
Reverse repurchase agreements and other similar secured lending	18	13
Financial assets designated at fair value[1]	96	79
Loans and advances and other assets	759	707
Total IFRS assets	1,204	1,213

Regulatory consolidation adjustments	(4)	(6)

Derivatives adjustments
Derivatives netting	(244)	(313)
Adjustments to cash collateral	(51)	(50)
Net written credit protection	13	12
Potential Future Exposure (PFE) on derivatives	137	136
Total derivatives adjustments	(145)	(215)

Securities financing transactions (SFTs) adjustments	35	29

Regulatory deductions and other adjustments	(14)	(15)
Weighted off-balance sheet commitments	121	119
CRR leverage exposure	1,197	1,125

Fully loaded CET 1 capital	44.9	45.2
Fully loaded AT1 capital	8.0	6.8
Fully loaded Tier 1 capital	53.0	52.0

CRR leverage ratio	4.4%	4.6%

1	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £76bn (December 2016: £63bn).

Barclays PLC and Barclays Bank PLC	25

Capital

The average UK leverage exposure as at March 2017, which excludes qualifying central bank claims, was £1,130bn (December 2016: £1,137bn), resulting in an average UK leverage ratio of 4.6% (December 2016: 4.5%). The CET1 capital held against the 0.35% transitional G-SII ALRB was £4.2bn. The impact of the CCLB is currently nil.

The CRR leverage ratio decreased to 4.4% (December 2016: 4.6%) primarily driven by an increase in the CRR leverage exposure of £72bn to £1,197bn (December 2016: £1,125bn), partially offset by a £1.0bn increase in fully loaded Tier 1 capital to £53.0bn (December 2016: £52.0bn):

●

Loans and advances and other assets increased by £52bn to £759bn. This was driven by a £28bn increase in cash and balances at central banks mainly due to an increase in the cash contribution to the Group liquidity pool, and a £25bn increase in settlement balances

●	Reverse repurchase agreements increased £18bn to £94bn, primarily due to an increase in matched book trading

●

Net derivative leverage exposures, excluding net written credit protection and PFE on derivatives, decreased £15bn to £36bn due to a decrease in cash collateral and a reduction in IFRS derivatives due to decreases in foreign exchange derivatives, interest rate derivatives and continued run down of Non-Core assets

The difference between the average UK leverage ratio and the CRR leverage ratio was primarily driven by the exemption of qualifying central bank claims partially offset by higher positions for January and February within trading portfolio assets and settlement balances.

Group MREL requirements

In Q117 the Bank of England (BoE) communicated to Barclays the non-binding indicative minimum requirements for own funds and eligible liabilities (MREL) at the consolidated Barclays group level for 2019 to 2022. On the basis of the approach set out in the BoE’s Statement of Policy issued in November 2016, the BoE have communicated indicative MREL requirements, prior to the application of any applicable regulatory buffer, as being the higher of:

●	6% of leverage exposure and 16% of RWAs from 1 January 2019;

●	6% of leverage exposure and 20% of RWAs from 1 January 2020; and

●	6.75% of leverage exposure and 24% of RWAs from 1 January 2022.

These non-binding indicative MREL requirements remain subject to change at the conclusion of the transitional period, as determined by the BoE, taking into account a number of factors as described in the Statement of Policy.

Barclays PLC and Barclays Bank PLC	26

Appendix: Non-IFRS performance measures

The Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of Barclays PLC and its subsidiaries (the Group). They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management.

Any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Barclays Core	Barclays Core includes Barclays UK, Barclays International and Head Office. A reconciliation of Core statutory results is included on pages i to iv.

Return on average tangible shareholders’ equity

Annualised statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on pages v to vi.

Return on average allocated tangible equity	Annualised statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible equity. The components of the calculation have been included on pages v to vi.

Period end allocated tangible equity

Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

Average tangible shareholders’ equity

Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year.

Average allocated tangible shareholders’ equity

Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible shareholders’ equity for the quarter/year is the average of the monthly averages within that quarter/year.

Basic earnings/(loss) per share contribution (Barclays Core and Non-Core)

The calculation is consistent with the IFRS measure and applied to the Barclays Core and Non-Core: statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, divided by the Group basic weighted average number of shares. The components of the calculation have been included on page 31.

Loan loss rate	Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

Loan: deposit ratio

Loans and advances divided by customer accounts calculated for Barclays UK, Barclays International and Non-Core, excluding investment banking businesses. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

Net interest margin	Annualised net interest income divided by average customer assets. The components of the calculation have been included on page 16.

Tangible net asset value per share

Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 31.

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Appendix: Non-IFRS performance measures

Returns

Return on average allocated tangible equity is calculated as annualised statutory profit after tax for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average tangible equity represents the difference between the Group’s average tangible equity and the amounts allocated to businesses.

Attributable profit	Three months ended 31.03.17 £m	Three months ended 31.03.16 £m
Barclays UK	470	467
Corporate and Investment Bank	460	376
Consumer, Cards and Payments	377	199
Barclays International	837	575
Head Office	(123)	(92)
Barclays Core	1,184	950
Barclays Non-Core	(193)	(603)
Africa Banking discontinued operation	(801)	86
Barclays Group	190	433

Tax credit in respect of interest payments on other equity instruments
Barclays UK	9	6
Corporate and Investment Bank	23	18
Consumer, Cards and Payments	4	3
Barclays International	27	21
Head Office	(3)	(2)
Barclays Core	33	25
Barclays Non-Core	5	4
Africa Banking discontinued operation	-	-
Barclays Group	38	29

Profit/(loss) attributable to ordinary equity holders of the parent
Barclays UK	479	473
Corporate and Investment Bank	483	394
Consumer, Cards and Payments	381	202
Barclays International	864	596
Head Office	(126)	(94)
Barclays Core	1,217	975
Barclays Non-Core	(188)	(599)
Africa Banking discontinued operation	(801)	86
Barclays Group	228	462

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Appendix: Non-IFRS performance measures

Returns (continued)

Average allocated tangible equity[1]	Three months ended 31.03.17 £bn	Three months ended 31.03.16 £bn
Barclays UK	8.9	9.3
Corporate and Investment Bank	23.5	21.6
Consumer, Cards and Payments	4.2	3.4
Barclays International	27.7	25.1
Head Office[2]	7.6	5.0
Barclays Core	44.2	39.3
Barclays Non-Core	5.2	9.0
Barclays Group	49.4	48.3

Return on average allocated tangible equity[1]	%	%
Barclays UK	21.6%	20.5%
Corporate and Investment Bank	8.2%	7.3%
Consumer, Cards and Payments	36.4%	23.4%
Barclays International	12.5%	9.5%

Barclays Core[3]	11.0%	9.9%

Barclays Group	1.8%	3.8%

1	Refer to pages i to vi for further information, reconciliations and calculations of non-IFRS performance measures included throughout this document.
2	Includes the Africa Banking discontinued operation.
3	Includes Head Office.

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Appendix: Non-IFRS performance measures

Earnings per share

Profit/(loss) attributable to ordinary equity holders of the parent[1]	Q117 £m	Q416 £m	Q316 £m	Q216 £m	Q116 £m	Q415 £m	Q315 £m	Q215 £m
Barclays UK	479	390	(156)	149	473	(1,075)	546	(171)
Corporate and Investment Bank	483	(66)	505	509	394	(135)	242	1,214
Consumer, Cards and Payments	381	132	138	681	202	122	190	174
Barclays International	864	66	643	1,190	596	(13)	432	1,388
Head Office	(126)	227	(203)	180	(94)	(133)	(4)	176
Barclays Core	1,217	683	284	1,519	975	(1,221)	974	1,393
Barclays Non-Core	(188)	(493)	76	(883)	(599)	(1,203)	(626)	(320)
Africa Banking discontinued operation	(801)	(52)	85	70	86	25	85	88
Barclays Group	228	138	445	706	462	(2,399)	433	1,161

	Q117 m	Q416 m	Q316 m	Q216 m	Q116 m	Q415 m	Q315 m	Q215 m
Basic weighted average number of shares	16,924	16,860	16,866	16,859	16,841	16,687	16,686	16,678

Basic earnings per ordinary share	Q117 p	Q416 p	Q316 p	Q216 p	Q116 p	Q415 p	Q315 p	Q215 p
Barclays Core contribution	7.2	4.0	1.7	9.0	5.8	(7.3)	5.8	8.4
Barclays Non-Core contribution	(1.1)	(2.9)	0.5	(5.2)	(3.6)	(7.2)	(3.7)	(1.9)
Barclays Group	1.3	0.8	2.6	4.2	2.7	(14.4)	2.6	7.0

1

The profit after tax attributable to other equity holders of £139m (Q116: £104m) is offset by a tax credit recorded in reserves of £38m (Q116: £29m). The net amount of £101m (Q116: £75m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share and return on average tangible shareholders’ equity.

Tangible net asset value

	As at 31.03.17 £m	As at 31.12.16 £m	As at 31.03.16 £m
Total equity excluding non-controlling interests	65,536	64,873	62,166
Other equity instruments	(7,690)	(6,449)	(5,312)
Goodwill and intangibles[1]	(8,328)	(9,245)	(8,551)
Tangible shareholders’ equity attributable to ordinary shareholders of the parent	49,518	49,179	48,303

	m	m	m
Shares in issue	16,980	16,963	16,844

	p	p	p
Tangible net asset value per share	292	290	286

1	Includes goodwill and intangibles in relation to Africa Banking.

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Shareholder Information

Results timetable[1]	Date
2017 interim results announcement	28 July 2017

				% Change
Exchange rates[2]	31.03.17	31.12.16	31.03.16	31.12.16	31.03.16
Period end - USD/GBP	1.25	1.23	1.44	2	(13)
3 Month average - USD/GBP	1.24	1.24	1.44	-	(14)
Period end - EUR/GBP	1.17	1.17	1.26	-	(7)
3 Month average - EUR/GBP	1.16	1.15	1.30	1	(11)
Period end - ZAR/GBP	16.68	16.78	21.17	(1)	(21)
3 Month average - ZAR/GBP	16.34	17.29	22.72	(5)	(28)

Share price data	31.03.17	31.12.16	31.03.16
Barclays PLC (p)	225.10	223.45	150.00
Barclays PLC number of shares (m)	16,980	16,963	16,844
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	139.51	168.69	149.59
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA United Kingdom.

Tel: 0371 384 20553 from the UK or +44 (0) 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding public holidays in England and Wales.

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Shareholder Information

Glossary of terms

‘A-IRB’ / ‘Advanced-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘ABS CDO Super Senior’ Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

‘Acceptances and endorsements’ An acceptance is an undertaking by a bank to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate. Endorsements are residual liabilities of the Group in respect of bills of exchange which have been paid and subsequently rediscounted.

‘Additional Tier 1 (AT1) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation (CRR).

‘Additional Tier 1 (AT1) securities’ Securities that are treated as additional tier 1 (AT1) capital in the context of CRD IV.

‘Advanced Measurement Approach’ Under CRD IV, operational risk charges can be calculated by using one of three methods (or approaches) that increase in sophistication and risk sensitivity: (i) the Basic Indicator Approach; (ii) the Standardised Approach; and (iii) the Advanced Measurement Approach (AMA). Under the AMA the banks are allowed to develop their own empirical model to quantify required capital for operational risk. Banks can only use this approach subject to approval from their local regulators.

‘Africa Banking’ The previously reported Africa Retail and Business Banking combined with other businesses across Africa (excluding the Egypt and Zimbabwe businesses transferred to Barclays Non-Core). The Africa head office function is also included in Barclays Africa. This combined Barclays Africa business is managed under three primary businesses: Retail and Business Banking; Wealth, Investment Management and Insurance; and Corporate and Investment Banking. The resulting Barclays Africa business comprises the Barclays Africa Group Limited (‘BAGL’ or ‘Barclays Africa’) listed entity.

‘Agencies’ Bonds issued by state and / or government agencies or government-sponsored entities.

‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored institutions.

‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio.

‘American Depository Receipts (ADR)’ A negotiable certificate that represents the ownership of shares in a non-US company (for example Barclays) trading in US financial markets.

‘Americas’ Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

‘Annual Earnings at Risk (AEaR)’ Impact on earnings of a parallel (upward or downward) movement in interest rates.

‘Application scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on available customer data at the point of application for a product.

‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

‘Arrears Managed Accounts’ Arrears Managed Accounts are principally Business Lending customers in arrears with an exposure limit less than £50,000 in the UK and €100,000 in Europe, supervised using processes designed to manage a homogeneous set of assets.

‘Asia’ Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australia and the Middle East.

‘Asset Backed Commercial Paper’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.

‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays PLC adjusted for the after tax amounts of capital securities classified as equity.

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Shareholder Information

‘Average allocated tangible shareholders equity’ Calculated as the average of the previous month’s period end allocated tangible shareholders’ equity and the current month’s period end allocated tangible shareholders’ equity. The average allocated tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Average tangible shareholders equity’ Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the quarter / year is the average of the monthly averages within that quarter / year.

‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.

‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by calculating individual LTVs at account level and weighting it by the balances to arrive at the average position. Balance weighted loan to value is calculated using the following formula: LTV = ((loan balance 1 x MTM LTV% for loan 1) + (loan balance 2 x MTM LTV% for loan 2) + ... ) / total outstandings in portfolio.

‘The Bank’ Barclays Bank PLC.

‘Barclaycard’ An international consumer payments company serving the needs of businesses and consumers through credit cards, consumer lending, merchant acquiring, commercial cards and point of sale finance. Barclaycard has scaled operations in UK, US, Germany and Scandinavia.

‘Barclays Core’ Barclays Core includes Barclays UK, Barclays International and Head Office. See also ‘Barclays Non-Core’

‘Barclays Core Operating businesses’ The core Barclays businesses operated by Barclays UK (which include the UK Personal business, the small UK Corporate and UK Wealth businesses and the Barclaycard UK consumer credit cards business) and Barclays International (which include the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business; and Barclaycard Business Solutions). See also ‘Barclays Non-Core’

‘Barclays Direct’ A Barclays brand, comprising the savings and mortgage businesses acquired from ING Direct UK in March 2013.

‘Barclays International’ The division of Barclays which will not ultimately be ring-fenced as part of regulatory ring fencing requirements. The division includes the large UK Corporate business; the international Corporate and Wealth businesses; the Investment Bank; the international Barclaycard business (consisting of the US, German and Nordic consumer credit cards businesses); and Barclaycard Business Solutions (including merchant acquiring).

‘Barclays Non-Core’ This unit groups together businesses and assets that are not strategically attractive to Barclays and that will be exited, or run down. See also ‘Barclays Core’

‘Barclays UK’ The division of Barclays which will be ring-fenced as part of regulatory ring fencing requirements. The division includes the UK Personal business; the small UK Corporate and UK Wealth businesses; and the Barclaycard UK consumer credit cards business

‘Basel 3’ The third of the Basel Accords on banking supervision. Developed in response to the financial crisis of 2008, setting new requirements on composition of capital, counterparty credit risk, liquidity and leverage ratios.

‘Basel Committee of Banking Supervisors (BCBS or The Basel Committee)’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

‘Basis point(s)’ / ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

‘Basis risk’ Measures the impact of changes in tenor basis (e.g., the basis between swaps vs. 3 month (3M) Libor and swaps vs. 6 month (6M) Libor) and cross currency basis.

‘Behavioural scorecards’ Algorithm based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.

‘Book quality’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.

‘Book size’ In the context of the Funding Risk, Capital Risk section, changes in RWAs driven by business activity, including net originations or repayments.

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Shareholder Information

‘Businesses’ In the context of Non-Core Analysis of Total income, Barclays Non Core businesses comprise ongoing businesses seeking to be sold-off or run down including Europe retail and non-core elements of the Investment Bank and other non strategic businesses.

‘Business Lending’ Business Lending in Barclays UK that primarily relates to small and medium enterprises typically with exposures up to £3m or with a turnover up to £5m.

‘Business scenario stresses’ Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Investment Bank.

‘Buy to let mortgage’ A mortgage where the intention of the customer (investor) was to let the property at origination.

‘Capital Conservation Buffer (CCB)’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.

‘Capital deduction approach’ An approach available to institutions when calculating risk-weighted assets for securitisation exposures. It is the same as a deduction from capital where most punitive risk weight of 1250% is applied (assuming 8% Capital Adequacy ratio).

‘Capital ratios’ Key financial ratios measuring the Group’s capital adequacy or financial strength. These include the CET1 ratio, Tier 1 capital ratio and Total capital ratio.

‘Capital requirements’ Amount to be held by the Group to cover the risk of losses to a certain confidence level.

‘Capital Requirements Regulation (CRR)’ Regulation (EU) No 575/2013, which accompanies CRD IV and sets out detailed rules for capital eligibility, the calculation of RWAs, the measurement of leverage, the management of large exposures and minimum standards for liquidity.

‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating risk weighted assets (RWA) for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the program, had such exposures not been securitised.

‘Capital resources’ Financial instruments on balance sheet that are eligible to satisfy capital requirements.

‘Central Counterparty’ / ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (repo). Where a central counterparty is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in over-the-counter (OTC) markets.

‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.

‘Charges add-on and non VaR’ In the context of Risk Weighted Assets, any additional Market Risk not captured within Modelled VaR, including Incremental Risk Charges and Correlation Risk.

‘Client Assets’ Assets managed or administered by Barclays on behalf of clients including assets under management (AUM), custody assets, assets under administration and client deposits.

‘CLOs and Other insured assets’ Highly rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.

‘Collateralised Debt Obligation (CDO)’ Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.

‘Collateralised Loan Obligation (CLO)’ A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

‘Collateralised Mortgage Obligation (CMO)’ A type of security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors of the security.

‘Collectively assessed impairment allowances’ Impairment of financial assets is measured collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available.

‘Combined Buffer Requirement’ In the context of the CRD IV capital obligations, the combined requirements of the Capital Conservation Buffer, the GSII Buffer, the OSII buffer, the Systemic Risk buffer and an institution specific counter-cyclical buffer.

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Shareholder Information

‘Commercial paper (CP)’ Short-term notes issued by entities, including banks, for funding purposes.

‘Commercial real estate’ Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties and other similar properties. Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit Risk section, the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.

‘Committee of Sponsoring Organisations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to providing development of frameworks and guidance on enterprise risk management, internal control and fraud deterrence.

‘Commodity derivatives’ Exchange traded and over-the-counter (OTC) derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related, power and natural gas).

‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. WTI crude prices).

‘Common Equity Tier 1 (CET1) capital’ In the context of CRD IV, a type of capital as defined by the Capital Requirements Regulation, predominantly consisting of common equity.

‘Common Equity Tier 1 (CET1) ratio’ A measure of the Group’s Common Equity Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV. The Group must meet a prescribed ratio.

‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items consisting of outsourcing, bank payroll tax, staff training, redundancy costs and retirement costs.

‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).

‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.

‘Contingent capital notes (CCNs)’ Interest bearing debt securities issued by Barclays PLC or its subsidiaries that are either permanently written off or converted into an equity instrument from the issuer’s perspective in the event of the Group’s core tier 1 (CT1) or Common Equity Tier 1 (CET1) ratio, as appropriate, falling below a specified level.

‘Core deposit intangibles’ Premium paid to acquire the deposit base of an institution.

‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.

‘Corporate and Investment Banking (CIB)’ Barclays Corporate and Investment Banking businesses which form part of Barclays International.

‘Cost: income ratio’ Operating expenses divided by total income.

‘Cost of Equity’ The rate of return targeted by the equity holders of a company.

‘Cost: net operating income ratio’ Operating expenses compared to total income less credit impairment charges and other provisions.

‘Cost to Achieve (CTA)’ Non-recurring investment in initiatives to drive cost and business efficiency across Barclays through rightsizing, industrialisation and innovation.

‘Cost to income jaws’ Relationship of the percentage change movement in operating expenses relative to total income.

‘Counter-Cyclical Capital Buffer (CCyB)’ CET1 Capital that is required to be held under CRD IV rules to ensure that banks build up surplus capital when macroeconomics conditions indicate areas of the economy are overheating.

‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential buffer that applies to all PRA regulated institutions from 2018 and is calculated at 35% of any risk weighted countercyclical capital buffer set by the Financial Policy Committee (FPC). The CCLB applies in addition to the minimum of 3% and any G-SII additional Leverage Ratio Buffer that applies,

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Shareholder Information

‘Counterparty credit risk’ In the context of Risk Weighted Assets, a component of Risk Weighted Assets that represents the risk of loss in derivatives, repurchase agreements and similar transactions resulting from the default of the counterparty.

‘Coverage ratio’ In the context of the Credit risk disclosures, impairment allowances as a percentage of Credit Risk Loan balances.

‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

‘CRD IV’ The Fourth Capital Requirements Directive, an EU Directive and an accompanying Regulation (CRR) that together prescribe EU capital adequacy and liquidity requirements and implements Basel 3 in the European Union.

’Credit conversion factor (CCF)’ Factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate Risk Weighted Assets (RWAs).

‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.

‘Credit impairment charges’ Also known as ‘credit impairment’. Impairment charges on loans and advances to customers and banks and impairment charges on available for sale assets and reverse repurchase agreements.

‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the Income Statement, positions that are classified as loans and advances and available for sale and other assets.

‘Credit Products’ Represents credit products and Securitised Products income.

‘Credit quality step’ In the context of the Standardised Approach to calculating credit risk RWAs, a “credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to credit quality steps that determine the risk weight to be applied to an exposure.

‘Credit Rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.

‘Credit risk’ The risk of the Group suffering financial loss if a counterparty fails to fulfil its contractual obligations to the Group under a loan agreement or similar. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.

‘Credit Risk Loans (CRLs)’ A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: (i) impaired loans; (ii) accruing past due 90 days or more; and (iii) impaired or restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

‘Credit risk mitigation’ A range of techniques and strategies to actively mitigate credit risks to which the bank is exposed. These can be broadly divided into three types; collateral, netting and set-off, and risk transfer.

‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform on contractual agreements.

‘CRL Coverage’ Impairment allowances as a percentage of total CRL (See ‘Credit Risk Loans’). Also known as the ‘CRL coverage ratio’.

‘CRR leverage exposure’ Is calculated in accordance with article 429 as per the CRR which was amended effective from January 2015.

‘CRR leverage ratio’ As per the CRR which was amended effective from January 2015, is calculated as the using the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure as the denominator.

‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.

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‘Customer deposits’ In the context of Funding Risk, Liquidity Risk section, money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group’s balance sheet under Customer Accounts.

‘Customer liabilities’ Customer deposits.

‘Customer net interest income’ The sum of customer asset and customer liability net interest income. Customer net interest income reflects interest related to customer assets and liabilities only and does not include any interest on securities or other non-customer assets and liabilities.

‘CVA volatility charge’ The volatility charge added to exposures that adjusts for mid-market valuation on a portfolio of transactions with a counterparty. This is to reflect the current market value of the credit risk associated with the counterparty to the Bank. The charge is prescribed by the CRR.

‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level.

‘DBRS’ A credit rating agency.

‘Debit Valuation Adjustment (DVA)’ The opposite of Credit Valuation Adjustment (CVA). It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Group due to any failure to perform on contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Group default or not perform any contractual obligations.

‘Debt buy-backs’ Purchases of the Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.

‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Group. These are liabilities of the Group and include certificates of deposit and commercial paper.

‘Default grades’ Barclays classify ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the probability of default risk.

‘Default fund contributions’ The amount of contribution made by members of a central counterparty (CCP). All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by that member.

‘Derivatives’ In the context of Non-Core Analysis of Total income, Derivatives comprise non strategic businesses from the non-core Investment Bank

‘Derivatives netting’ Adjustments applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of BCBS 270.

‘Diversification effect’ Reflects the fact the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class DVaR (see above) estimates less the total DVaR.

‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

‘Early warning lists (EWL)’ Categorisations for wholesale customers used to identify at an early stage those customers where it is believed that difficulties may develop, allowing timely corrective action to be taken. There are three categories of EWL, with risk increasing from EWL 1 (caution) to EWL 2 (medium) and EWL 3 (high). It is expected that most cases would be categorised EWL 1 before moving to 2 or 3, but it is recognised that some cases may be categorised to EWL 2 or 3 directly.

‘Early Warning List (EWL) Managed accounts’ EWL Managed accounts are Business Lending customers that exceed the Arrears Managed Accounts limits and are monitored with standard processes that record heightened levels of risk through an EWL grading.

‘Earnings per Share contribution’ The attributable profit or loss generated by a particular business or segment divided by the weighted average number of Barclays shares in issue to illustrate on a per share basis how that business or segment contributes total earnings per share.

‘Economic Value of Equity (EVE)’ Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.

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‘Enterprise Risk Management Framework (ERMF)’ Barclays risk management responsibilities are laid out in the Enterprise Risk Management Framework. This framework creates clear ownership and accountability, ensures the Group’s most significant risk exposures are controlled, understood and managed in accordance with agreed risk appetite, and ensures regular reporting of both risk exposures and the operating effectiveness of controls. This framework also clarifies the definition of the three lines of defence and extends its scope to all businesses and functions.

‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing

‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.

‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.

‘Equity structural hedge’ An interest rate hedge in place to manage the volatility in net earnings generated by businesses on the Group’s equity, with the impact allocated to businesses in line with their economic capital usage.

‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the European interbank market.

‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern Continental and Eastern Europe.

‘European Securities and Markets Authority (ESMA)’ An independent European Supervisory Authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.

‘Expected losses’ The Group’s measure of anticipated losses for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

’Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.

‘Exposure’ Generally refers to positions or actions taken by the firm, or consequences thereof, that may put a certain amount of a bank’s resources at risk.

‘Exposure at Default (EAD)’ The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.

‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weight exposures according to CRD IV.

‘F-IRB / Foundation-Internal Ratings Based’ See ‘Internal Ratings Based (IRB)’.

‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

‘Financial Services Compensation Scheme (FSCS)’ The UK’s fund for compensation of authorised financial services firms that are unable to pay claims.

‘Financial collateral comprehensive method (FCCM)’ A counterparty credit risk exposure calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating risk weighted asset values.

‘Fitch’ A credit rating agency.

‘Forbearance’ Forbearance programmes to assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

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‘Forbearance Programmes for Credit Cards’ Can be split into 2 main types: Repayment plans- A temporary reduction in the minimum payment due, for a maximum of 60 months. This may involve a reduction in interest rates to prevent negative amortization; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Forbearance Programmes for Home Loans’ Can be split into 4 main types: Interest-only conversions- A temporary change from a capital and interest repayment to an interest-only repayment, for a maximum of 24 months; Interest rate reductions- A temporary reduction in interest rate, for a maximum of 12 months; Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 24 months; Term extensions- A permanent extension to the loan maturity date which may involve a reduction in interest rates, and usually involves the capitalisation of arrears.

‘Forbearance Programmes for Unsecured Loans’ Can be split into 3 main types: Payment concessions- An agreement to temporarily accept reduced loan repayments, for a maximum of 12 months; Term extensions- A permanent extension to the loan maturity date, usually involving the capitalisation of arrears; Fully amortising- A permanent conversion of the outstanding balance into a fully amortising loan, over a maximum period of 60 months for cards and 120 months for loans.

‘Foreclosures in Progress’ The process by which the bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owed.

‘Foreign exchange derivatives’ The Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.

‘Front Arena’ A deal solution that helps to trade and manage positions and risk in the global capital markets.

‘Full time equivalent’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).

‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRD IV.

‘Fully loaded CET1 ratio’ A risk based ratio calculated as Common Equity Tier 1 capital divided by Risk Weighted Assets (before the application of transitional provisions set out in CRD IV and interpretive guidance published by the PRA).

‘Funding for Lending Scheme (FLS)’ Scheme launched by the Bank of England to incentivise banks and building societies to lend to UK households and non-financial companies through reduced funding costs, the benefits of which are passed on to UK borrowers in the form of cheaper and more easily available loans.

‘Funding mismatch’ In the context of Eurozone balance sheet funding exposures, the excess of local euro denominated external assets, such as customer loans, over local euro denominated liabilities, such as customer deposits.

‘Funding risk’ The risk that the Group may not be able to achieve its business plans due to being unable to maintain appropriate capital ratios (Capital Risk), being unable to meet its obligations as they fall due (Liquidity Risk), rating agency methodology changes or of adverse changes in interest rate curves impacting structural hedges of non – interest bearing assets/ liabilities or on income or foreign exchange rates on capital ratios (Structural risk).

‘Funds and fund-linked products’ Includes holdings in mutual funds, hedge funds, fund of funds and fund linked derivatives.

‘Gains on acquisitions’ The amount by which the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.

‘General market risk’ The risk of a price change in a financial instrument due to a change in level of interest rates or owing to a broad equity market movement unrelated to any specific attributes of individual securities.

‘Global-Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board (FSB) and the Basel Committee on Banking Supervision (BCBS) have identified a group of 30 globally systemically important banks.

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‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to globally systemically important banks (G-SIBs) and other major domestic UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% (on a phased basis) of the combined systemic risk buffers that applies to the bank.

‘GSII Buffer’ Common Equity Tier 1 capital required to be held under CRD IV to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.

’Grandfathering’ In the context of CRD IV capital resources, the application of the rules on instrument eligibility during the transitional period as defined in the Capital Requirements Regulation.

‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.

‘Gross new lending’ New lending advanced to customers during the period.

‘Group’ Barclays PLC together with its subsidiaries.

‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.

‘Head Office and Other Operations’ A business segment comprising Brand and Marketing, Finance, Head Office, Human Resources, Internal Audit, Legal and Compliance, Risk, Treasury and Tax and other operations.

‘High Net Worth’ Businesses within Barclays UK and Barclays International that provide banking and other services to high net worth customers.

‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.

‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

‘IHC’ or ‘US IHC’ Barclays US LLC, the intermediate holding company established by Barclays in July 2016, which holds most of Barclays’ subsidiaries and assets in the United States.

‘IMA / Internal Model Approach’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal market risk model.

‘IMM / Internal Model Method’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Impairment allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

‘Impairment coverage ratio’ Impairment allowance held against balances in specific LTV band expressed as a percentage of balances in the specific LTV Band.

‘Income’ Total income, unless otherwise specified.

‘Incremental Risk Charge’ An estimate of the incremental risk arising from rating migrations and defaults beyond what is already captured in specific market risk VaR for the non correlation trading portfolio.

‘Independent Commission on Banking (ICB)’ Body set up by HM Government to identify structural and non-structural measures to reform the UK banking system and promote competition.

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‘Individual liquidity guidance (ILG)’ Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the PRA has asked the firm to maintain.

‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.

‘Insurance Risk’ The risk of the Group’s aggregate insurance premiums received from policyholders under a portfolio of insurance contracts being inadequate to cover the claims arising from those policies.

‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.

‘Interest only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.

‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.

‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Groups net interest margin. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.

‘Internal Assessment Approach (IAA)’ One of three types of calculation that a firm with permission to use the Internal Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a firm’s internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.

‘Internal Capital Adequacy Assessment Process (ICAAP)’ Companies are required to perform a formal Internal Capital Adequacy Assessment Process (ICAAP) as part of the Pillar 2 requirements (BIPRU) and to provide this document to the PRA on a yearly basis. The ICAAP document summarises the group’s risk management framework, including approach to managing all risks (i.e. Pillar 1 and non-Pillar 1 risks); and, the group’s risk appetite, economic capital and stress testing frameworks.

‘Internal model method (IMM)’ In the context of Risk Weighted Assets, Risk Weighted Assets for which the exposure amount has been derived via the use of a PRA approved internal counterparty credit risk model.

‘Internal Ratings Based (IRB)’ An approach under the CRR framework that relies on the bank’s internal models to derive the risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

–	Advanced IRB (‘A-IRB’): the bank uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure.

–

Foundation IRB: the bank applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.

‘Investment Bank’ The Group’s investment bank which consists of origination led and returns focused markets and banking business which forms part of the Corporate and Investment Banking segment of Barclays International.

‘Investment Banking Fees’ In the context of Investment Bank Analysis of Total Income, fees generated from origination activity businesses – including financial advisory, debt and equity underwriting.

‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA to BBB as measured by external credit rating agencies.

‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definition booklets, and a credit support annex. The ISDA master agreement is published by the International Swaps and Derivatives Association (ISDA).

‘Key Risk Scenarios (KRS)’ Key Risk Scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The Key Risk Scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements.

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‘Large exposure’ A large exposure is defined as the total exposure of a firm to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the firm’s eligible capital.

‘Lender Option Borrower Option (LOBO)’ A clause previously included in ESHLA loans that allowed Barclays, on specific dates, to raise the fixed interest rate on the loan, upon which the borrower had the option to either continue with the loan at the higher rate, or re-pay the loan at par.

‘Lending’ In the context of Investment Bank Analysis of Total Income, lending income includes net interest income, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.

‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.

‘Level 1 assets’ High quality liquid assets under the Basel Committee’s Liquidity Coverage Ratio (LCR), including cash, central bank reserves and higher quality government securities.

‘Level 2 assets’ Under the Basel Committee’s Liquidity Coverage Ratio high quality liquid assets (HQLA) are comprised of Level 1 and Level 2 assets, with the latter comprised of Level 2A and Level 2B assets. Level 2A assets include, for example, lower quality government securities, covered bonds and corporate debt securities. Level 2B assets include, for example, lower rated corporate bonds, residential mortgage backed securities and equities that meet certain conditions.

‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks.

‘Liquidity Pool’ The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework (the Liquidity Framework), which is sanctioned by the Board Risk Committee (BRC) and which incorporates liquidity policies, systems and controls that the Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

‘Litigation and conduct charges’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct related customer redress.

‘Loan loss rate’ Is quoted in basis points and represents total annualised loan impairment divided by gross loans and advances to customers and banks held at amortised cost at the balance sheet date.

‘Loan to deposit ratio’ Loans and advances divided by customer accounts calculated for Barclays UK; Barclays International and Non-Core, excluding investment banking businesses. This excludes particular liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured Certificates of Deposit and retail bonds), which are included within debt securities in issue.

‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MMT) LTV ratio.’

‘London Interbank Offered Rate (LIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

‘Long-term refinancing operation (LTRO)’ The European Central Bank’s 3 year long term bank refinancing operation.

‘Loss Given Default (LGD)’ The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

‘Macro Products’ Represents Rates, currency and commodities income.

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‘Management DVaR’ The Daily Value at Risk (DVaR) used for internal market risk management purposes. The Investment Bank uses a DVaR with a two-year equally weighted historical period, at a 95% confidence level, for all trading portfolios and certain banking books.

‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.

‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current mark to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied.

‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio.’

‘Market risk’ The risk of the Group suffering financial loss due to changes in market prices. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from fluctuations in the market value of positions held in equities, commodities, currencies, derivatives and interest rates.

‘Master netting agreements’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default or bankruptcy or insolvency, resulting in a reduced exposure.

‘Master trust securitisation programmes’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.

‘Matchbook (or matched book)’ An asset/liability management strategy where assets are matched against liabilities of equivalent value and maturity.

‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.

‘Methodology and policy’ In the context of the Funding Risk, Capital Risk section, the effect on RWAs of methodology changes driven by regulatory policy changes.

‘Minimum capital requirement’ Under Pillar 1 of the Basel framework, the amount of capital required for an exposure.

‘Model updates’ In the context of the Funding Risk, Capital Risk section, changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.

‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.

‘Modelled—VaR’ In the context of Risk Weighted Assets, Market risk calculated using value at risk models laid down by the CRR and supervised by the PRA.

‘Money market funds’ Investment funds typically invested in short-term debt securities.

‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.

‘Moody’s’ A credit rating agency.

‘Mortgage Current Accounts (MCA) Reserves’ A secured overdraft facility available to home loan customers which allows them to borrow against the equity in their home. It allows draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.

‘National discretion’ Discretions in CRD IV given to member states to allow the local regulator additional powers in the application of certain CRD IV rules in its jurisdiction.

‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.

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‘Net interest income’ The difference between interest income on assets and interest expense on liabilities.

‘Net interest margin’ Annualised net interest income divided by the sum of average customer assets.

‘Net investment income’ Changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

‘Net tangible asset value per share’ Calculated by dividing shareholders equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.

‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.

‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.

‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds; US agency bonds; corporate bonds; commercial paper; certificates of deposit; convertible bonds; corporate bonds and issued notes.

‘Non-customer net interest income(NII)’ / ‘Non-customer interest income’ Principally comprises the impact of product and equity structural hedges, as well as certain other net interest income received on government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities.

‘Non-model method (NMM)’ In the context of Risk Weighted Assets, Counterparty credit risk, Risk Weighted Assets where the exposure amount has been derived through the use of CRR norms, as opposed to an internal model.

‘Non-performance costs’ Costs other than performance costs.

‘Non-performing proportion of outstanding balances’ Defined as balances greater than 90 days delinquent (including forbearance accounts greater than 90 days and accounts charged off to recoveries), expressed as a percentage of outstanding balances.

‘Non-performing balances impairment coverage ratio’ Impairment allowance held against non performing balances expressed as a percentage of non performing balances.

‘Non-Traded Market Risk’ The risk of a reduction to earnings or capital due to an inability to hedge the banking book balance sheet.

‘Non-Traded VaR’ Reflects the volatility in the value of the available for sale investments in the liquidity pool which flow directly through capital via the available for sale reserve. The underlying methodology to calculate non traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non Traded VaR represents the volatility to capital driven by the available for sale exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.

‘Notable items’ Notable items are considered to be significant items impacting comparability of performance and are shown for each of the business segments.

‘Notch’ A single unit of measurement in a credit rating scale.

‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.

‘Operational risk’ The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk. In the context of Risk Weighted Assets, it is the component of Risk Weighted Assets that represents the risk of loss resulting from these risks.

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‘Operational RiskData eXchange (ORX)’ The Operational Riskdata eXchange Association (ORX) is a not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry. Barclays is a member of ORX.

‘Origination led’ Focus on high margin low capital fee based activities and related hedging opportunities.

‘Origination exposure model’ A technique used to measure the counterparty credit risk of losing anticipated cash flows from forwards, swaps, options and other derivatives contracts in the event the counterparty to the contract should default.

‘OSII’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.

‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.

‘Own credit’ The effect of changes in the Group’s own credit standing on the fair value of financial liabilities.

‘Owner occupied mortgage’ A mortgage where the intention of the customer was to occupy the property at origination.

‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.

‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI miss-selling claims and related claims management costs.

‘Pension Risk’ The risk of the Group’s earnings and capital being adversely impacted by the Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.

‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.

‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 12.0% (2016: 11.5%) of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Group uses for capital planning purposes. Head Office tangible equity represents the difference between the Group’s tangible equity and the amounts allocated to businesses.

‘Pillar 1’ The part of the Basel framework that sets outs the rules that govern the calculation of Minimum capital requirements for credit, market and operational risks.

‘Pillar 2’ The part of the Basel framework that covers the supervisory reviews of the bank’s internal assessment of capital to ensure that firms have adequate capital to support all the relevant risks in their business.

‘Pillar 3’ The part of the Basel framework that covers external communication of risk and capital information by banks to promote transparency and good risk management.

‘Post-model adjustment (PMA)’ In the context of Basel models, a PMA is a short term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.

‘Potential Credit Risk Loans (PCRLs)’ Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

‘Potential Future Exposure on Derivatives’ A regulatory calculation in respect of the Group’s potential future credit exposure on both exchange traded and OTC derivative contracts, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.

‘Potential Problem Loans (PPLs)’ Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

‘PRA waivers’ PRA approvals that specifically give permission to the Bank to either modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.

‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.

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‘Primary Stress Tests’ In the context of Traded Market Risk, Stress Testing provides an estimate of potentially significant future losses that might arise from extreme market moves or scenarios. Primary Stress Tests apply stress moves to key liquid risk factors for each of the major trading asset classes.

‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.

‘Principal’ In the context of a loan, the amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).

‘Principal Investments’ Private equity investments.

‘Principal Risks’ the principal risks affecting the Group described in the risk review section of the Barclays PLC Annual Report.

‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange. Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

‘Private-label securitisation’ Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

‘Product structural hedge’ An interest rate hedge that converts short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and which is built on a monthly basis to achieve a targeted maturity profile.

‘Properties in Possession held as ’Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.

‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa, where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.

‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

‘Prudential Regulation Authority (PRA)’ The statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

‘Prudential valuation adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.

‘Public benchmark’ Unsecured medium term notes issued in public syndicated transactions.

‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in BIPRU 4.6.42 R (2). It includes most types of credit card exposure.

‘Rates’ In the context of Investment Bank income analysis, trading revenue relating to government bonds and linear interest rate derivatives.

‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.

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‘Recoveries Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.

‘Recoveries proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recoveries book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recoveries will decrease if: assets are written-off; amounts are collected; or assets are sold to a third party (i.e. debt sale).

‘Redenomination risk’ The risk of financial loss to the Group should one or more countries exit from the Euro, potentially leading to the devaluation of local balance sheet assets and liabilities.

‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.

‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case renegotiation can result in an extension of the due date of payment or repayment plans under which the Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue and will be individually impaired where the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.

‘Repricing lag risk’ The risk that when underlying interest rates change it can take a number of months to change the customer rate e.g. should rates decrease then we would need to let our variable savings rate customers know that we would be decreasing their savings rates. This could result in a loss of income as it may take several months, whereas the “funding/investment” benefit reduces immediately.

‘Repurchase agreement (Repo)’ / ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a Repurchase agreement or Repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a Reverse repurchase agreement or Reverse repo.

‘Re-securitisations’ The repackaging of Securitised Products into securities. The resulting securities are therefore securitisation positions where the underlying assets are also predominantly securitisation positions.

‘Reserve Capital Instruments (RCIs)’ Hybrid issued capital securities which may be debt or equity accounted, depending on the terms.

‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.

‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.

‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3m or with a turnover up to £5m.

‘Return on average Risk Weighted Assets’ Statutory profit as a proportion of average Risk Weighted Assets.

‘Return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity, excluding non-controlling interests and other equity instruments.

‘Return on average tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary equity holders of the parent, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments, adjusted for the deduction of intangible assets and goodwill.

‘Return on average allocated tangible shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders, including an adjustment for the tax credit in reserves in respect of other equity instruments, as a proportion of average allocated tangible shareholders’ equity.

‘Risk Appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

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‘Risk weighted assets (RWAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel rules as implemented by CRD IV and local regulators.

‘Risks not in VaR (RNIVS)’ Refers to all the key risks which are not captured or not well captured within the VaR model framework.

‘Roll rate analysis’ The measurement of the rate at which retail accounts deteriorate through delinquency phases.

‘Sales commissions, commitments and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the U.S. Government to safeguard against corporate governance scandals such as Enron, WorldCom and Tyco. All US-listed companies must comply with SOX.

‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to it. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.

‘Secondary Stress Tests’ Secondary stress tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.

‘Securities and loans’ In the context of Non-Core Analysis of Total income, Barclays Non-Core Securities and Loans comprise non strategic businesses, predominantly from the non-core Investment Bank and Corporate Bank.

‘Securities Financing Transactions (SFT)’ In the context of Risk Weighted Assets (RWAs), any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.

‘Securities financing transactions adjustments’ In the context of leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.

‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non performance in the form of cash or other assets.

‘Securitisation’ Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

‘Securitised Products’ A business within the Investment Bank that offers a range of products relating to residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities, in addition to restructuring and unwinding legacy credit structures.

‘Set-off clauses’ In the context of Counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.

‘Settlement balances’ Are receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date) and cash is received or paid.

‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.

‘Slotting’ Slotting is a Basel 2 approach that requires a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in BIPRU 4.5.

‘South Africa’ In the context of Africa Banking, the operations of Africa Banking based in South Africa.

‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.

‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.

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‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.

‘Standard & Poor’s’ A credit rating agency.

‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.

‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of International Financial Reporting Standards (IFRS).

‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.

‘STD’ / ‘Standardised Approach’ A method of calculating Risk Weighted Assets that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and a credit rating provided by an External Credit Assessment Institute.

‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Group (either financial or non-financial), assessing the Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.

‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12 month period of significant financial stress over a one day horizon.

‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

‘Structural hedge’ / ‘hedging’ An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also ‘Equity structural hedge’ and ‘Product structural hedge’.

‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.

‘Structured credit’ Includes legacy structured credit portfolio primarily comprising derivative exposure and financing exposure to structured credit vehicles.

‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g. the European Union or World Trade Organisation).

‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.

‘Systemic Risk Buffer’ CET1 capital that may be required to be held as part of the Combined Buffer Requirement increasing the capacity of UK banks to absorb stress and limiting the damage to the economy as a results of restricted lending.

‘Tangible net asset value’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Tangible net asset value per share’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill, divided by the number of issued ordinary shares.

‘Tangible shareholders equity’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.

‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.

‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those parties that: own and take risk, and implement controls (first line); oversee and challenge the first line, provide second line risk management activity and support controls (second line); and, provide assurance that the Evaluate, Respond and Monitor (‘E-R-M’) process is fit-for-purpose, and that it is being carried out as intended (third line).

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‘Tier 1 capital’ The sum of the Common Equity Tier 1 capital and Additional Tier 1 capital.

‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of Risk Weighted Assets under CRD IV.

‘Tier 2 (T2) capital’ In the context of CRD IV, a type of capital as defined in the Capital Requirements Regulation.

‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital in the context of CRD IV.

‘Total capital ratio’ Total Regulatory capital as a percentage of Risk Weighted Assets.

‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts including accounts charged off to recoveries.

‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.

‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against Forbearance balances expressed as a percentage of balance in forbearance.

‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.

‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.

‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.

‘Transitional’ In the context of CRD IV a measure is described as transitional when the transitional provisions set out in Part Ten of the CRD IV Regulation are applied in its calculation.

‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.

‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK. Also see ‘Europe’.

‘UK Bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank on its balance sheet date.

‘UK leverage exposure’ Is calculated as per the updated PRA rulebook, where the average exposure calculation also includes the FPC’s recommendation to allow firms to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by deposits denominated in the same currency and of identical or longer maturity.

‘UK leverage ratio’ As per the updated PRA rulebook, is calculated as the average capital measure divided by the average exposure measure for the quarter, where the average is based on the capital and exposure measure on the last day of each month in the quarter.

‘US Partner Portfolio’ Co-branded credit card programs with companies across various sectors including travel, entertainment, retail and financial sectors.

‘US Residential Mortgages’ Securities that represent interests in a group of US residential mortgages.

‘Utilisation rate’ Utilisation of MCA balances expressed as a percentage of total MCA reserve limits.

‘Valuation weighted Loan to Value (LTV) Ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted loan to value is calculated using the following formula: LTV = total outstandings in portfolio /total property values of total outstandings in portfolio.

‘Value at Risk (VaR)’ See ‘DVaR’.

‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.

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‘Wholesale loans’ / ‘lending’ Lending to larger businesses, financial institutions and sovereign entities.

‘Write-off’ Refers to the point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

‘Wrong-way risk’ Arises, in a trading exposure, when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.

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